PT Indosat Tbk dan anak perusahaan

Laporan keuangan konsolidasi ringkas interim

tiga bulan yang berakhir pada tanggal-tanggal

31 Maret 2011 dan 2010

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

LAPORAN KEUANGAN KONSOLIDASI RINGKAS INTERIM

TIGA BULAN YANG BERAKHIR PADA TANGGAL-TANGGAL

31 MARET 2011 DAN 2010

Daftar Isi

Halaman

Laporan Posisi Keuangan Konsolidasi…………………………..…………….…………………….…

1 - 3

Laporan Laba Rugi Komprehensif Konsolidasi……………….……………….………………………

4 - 5

.

Laporan Perubahan Ekuitas Konsolidasi………………………….……………………………………

6

Laporan Arus Kas Konsolidasi………………………………….……………………………………….

7 - 8

Catatan atas Laporan Keuangan Konsolidasi Ringkas Interim.............................…………………

9 - 40

**************************

Catatan atas laporan keuangan konsolidasi terlampir merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasi ringkas interim secara keseluruhan.

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

LAPORAN POSISI KEUANGAN KONSOLIDASI

31 Maret 2011 (tidak diaudit) dan 31 Desember 2010 (diaudit)

(Disajikan dalam jutaan rupiah, kecuali data saham)

31 Maret

31 Desember

Catatan

2011

2010

ASET

ASET LANCAR

Kas dan setara kas

4,28

2.656.415

2.075.270

Piutang

Usaha - setelah dikurangi penyisihan

penurunan nilai sejumlah

Rp513.372 pada tahun 2011 dan

Rp496.110 pada tahun 2010

5,28

1.758.689

1.548.426

Lain-lain - setelah dikurangi penyisihan

penurunan nilai sejumlah

Rp15.354 pada tahun 2011 dan

Rp15.281 pada tahun 2010

42.685

10.031

Persediaan

- setelah dikurangi penyisihan

penurunan nilai keusangan sebesar

Rp14.264 pada pada tahun 2011 dan

Rp13.961 pada tahun 2010

117.737

105.885

Aset derivatif

19

43.556

69.334

Uang muka

29f

51.536

67.273

Pajak dibayar di muka

6

685.035

701.560

Biaya dibayar di muka

28

1.299.926

1.527.254

Aset keuangan lancar lainnya - bersih

7,28

49.629

53.119

Aset lancar lainnya

376

702

Jumlah Aset Lancar

6.705.584

6.158.854

ASET TIDAK LANCAR

Piutang pihak-pihak berelasi  - setelah dikurangi

penyisihan penurunan nilai sejumlah

Rp646 pada tahun 2011 dan 2010

28

8.493

8.421

Aset pajak tangguhan - bersih

15

97.066

95.018

Aset tetap - bersih

8,28c

42.734.397

43.571.010

Goodwill dan aset tak berwujud

lainnya - bersih

9

1.374.342

1.374.060

Sewa dibayar di muka jangka panjang -

setelah dikurangi bagian jangka pendek

10,28

731.845

750.472

Izin dibayar di muka jangka panjang -

setelah dikurangi bagian jangka pendek

381.248

397.708

Uang muka jangka panjang

11,28,29f

270.816

216.643

Pensiun dibayar di muka jangka panjang -

setelah dikurangi bagian jangka pendek

28

108.763

111.344

Piutang jangka panjang

42.870

45.911

Aset keuangan tidak lancar lainnya - bersih

12,28,29f

81.002

80.405

Aset tidak lancar lainnya - bersih

13,28

6.636

8.341

Jumlah Aset Tidak Lancar

45.837.478

46.659.333

JUMLAH ASET

52.543.062

52.818.187

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

LAPORAN POSISI KEUANGAN KONSOLIDASI (lanjutan)

31 Maret 2011 (tidak diaudit) dan 31 Desember 2010 (diaudit)

(Disajikan dalam jutaan rupiah, kecuali data saham)

31 Maret

31 Desember

Catatan

2011

2010

LIABILITAS DAN EKUITAS

LIABILITAS JANGKA PENDEK

Hutang usaha

Pihak-pihak berelasi

28

26.100

22.260

Pihak ketiga

621.221

623.245

Hutang pengadaan

14,28

3.379.535

3.644.467

Hutang pajak

15

127.788

169.445

Biaya masih harus dibayar

16,28

1.304.217

1.710.885

Pendapatan diterima di muka

29e,29f

1.100.998

1.143.852

Uang muka pelanggan

37.589

50.279

Liabilitas derivatif

19

205.568

215.403

Bagian jangka pendek dari:

Hutang

jangka panjang

17,28

3.174.147

3.184.147

Hutang obligasi

18

1.099.102

1.098.131

Liabilitas keuangan jangka pendek lainnya

21.212

23.127

Liabilitas jangka pendek lainnya

28

61.255

61.612

Jumlah Liabilitas Jangka Pendek

11.158.732

11.946.853

LIABILITAS JANGKA PANJANG

Hutang pihak-pihak berelasi

28

21.928

22.099

Liabilitas pajak tangguhan - bersih

15

1.927.952

1.772.337

Hutang jangka panjang - setelah

dikurangi bagian jangka pendek

17,28

7,751,305

7.666.804

Hutang obligasi - setelah dikurangi

bagian jangka pendek

18

11.930.708

12.114.104

Kewajiban imbalan kerja - setelah

dikurangi bagian jangka pendek

21

883.679

872.407

Liabilitas jangka panjang lainnya

28,29f

159.674

187.097

Jumlah Liabilitas Jangka Panjang

22.675.246

22.634.848

JUMLAH LIABILITAS

33.833.978

34.581.701

Catatan atas laporan keuangan konsolidasi terlampir merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasi ringkas interim secara keseluruhan.

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

LAPORAN POSISI KEUANGAN KONSOLIDASI (lanjutan)

31 Maret 2011 (tidak diaudit) dan 31 Desember 2010 (diaudit)

(Disajikan dalam jutaan rupiah, kecuali data saham)

31 Maret

31 Desember

Catatan

2011

2010

EKUITAS YANG DAPAT DIATRIBUSIKAN

KEPADA PEMILIK PERUSAHAAN

Modal saham - nilai nominal Rp100

setiap saham Seri A dan Seri B

Modal dasar - 1 saham Seri A dan

19.999.999.999 saham Seri B

Modal ditempatkan dan disetor penuh -

1 saham Seri A dan 5.433.933.499

saham Seri B

22

543.393

543.393

Agio saham

1.546.587

1.546.587

Saldo laba

Telah ditentukan penggunaannya

134.446

134.446

Belum ditentukan penggunaannya

15.678.737

15.224.843

Komponen ekuitas lainnya

402.821

401.377

Total Ekuitas Yang Dapat Diatribusikan

Kepada Pemilik Perusahaan

18.305.984

17.850.646

Kepentingan non-pengendali

403.100

385.840

JUMLAH EKUITAS

18.709.084

18.236.486

JUMLAH LIABILITAS DAN EKUITAS

52.543.062

52.818.187

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

LAPORAN LABA RUGI KOMPREHENSIF KONSOLIDASI

Tiga Bulan Yang Berakhir Pada Tanggal-tanggal 31 Maret 2011 dan 2010 (tidak diaudit)

 (Disajikan dalam jutaan rupiah, kecuali data saham)

31 Maret

Catatan

2011

2010

PENDAPATAN USAHA

23,28

Selular

3.964.388

3.734.293

Multimedia, Komunikasi Data,

Internet (“MIDI”)

590.999

641.160

Telekomunikasi tetap

322.428

359.249

Jumlah Pendapatan Usaha

4.877.815

4.734.702

BEBAN USAHA

28

Beban jasa telekomunikasi

24

1.778.217

1.724.407

Penyusutan dan amortisasi

8,9

1.556.896

1.481.539

Karyawan

25

511.955

382.046

Pemasaran

187.374

236.429

Umum dan administrasi

26

176.537

164.260

Jumlah Beban Usaha

4.210.979

3.988.681

LABA USAHA

666.836

746.021

PENGHASILAN (BEBAN) LAIN-LAIN

Laba kurs - bersih

459.257

359.125

Pendapatan bunga

28

21.830

33.874

Beban pendanaan

27,28

(462.083

)

(548.259

)

Rugi perubahan nilai wajar derivatif - bersih

19

(34.901

)

(97.600

)

Amortisasi goodwill

9

-

(56.627

)

Lain-lain - bersih

1.026

(16.061

)

Beban Lain-lain - Bersih

(14.871

)

(325.548)

LABA SEBELUM PAJAK

PENGHASILAN

651.965

420.473

BEBAN PAJAK PENGHASILAN

Periode berjalan

(30.720

)

(61.952

)

Tangguhan

(152.751

)

(65.804

)

Jumlah Beban Pajak Penghasilan

(183.471

)

(127.756

)

LABA PERIODE BERJALAN

468.494

292.717

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

LAPORAN LABA RUGI KOMPREHENSIF KONSOLIDASI (lanjutan)

Tiga Bulan Yang Berakhir Pada Tanggal-tanggal 31 Maret 2011 dan 2010 (tidak diaudit)

 (Disajikan dalam jutaan rupiah, kecuali data saham)

31 Maret

Catatan

2011

2010

PENDAPATAN KOMPREHENSIF LAIN

Selisih kurs karena penjabaran laporan

keuangan

1.926

(4.585)

Efek pajak

(482

)

1.146

Selisih kurs karena penjabaran laporan

keuangan - bersih setelah efek pajak

1.444

(3.439)

JUMLAH PENDAPATAN KOMPREHENSIF

469.938

289.278

LABA PERIODE BERJALAN YANG DAPAT

DIATRIBUSIKAN KEPADA:

Pemilik Perusahaan

453.894

277.987

Kepentingan non-pengendali

14.600

14.730

Jumlah

468.494

292.717

PENDAPATAN KOMPREHENSIF LAIN - BERSIH

SETELAH PAJAK YANG DAPAT

DIATRIBUSIKAN KEPADA:

Pemilik Perusahaan

1.444

(3.439)

Kepentingan non-pengendali

-

-

Jumlah

1.444

(3.439)

JUMLAH PENDAPATAN KOMPREHENSIF BERSIH

YANG DAPAT DIATRIBUSIKAN KEPADA:

Pemilik Perusahaan

455.338

274.548

Kepentingan non-pengendali

14.600

14.730

Jumlah

469.938

289.278

LABA PER SAHAM DASAR YANG DAPAT

DIATRIBUSIKAN KEPADA PEMILIK

PERUSAHAAN

83,53

51,16

LABA PER ADS (50 LEMBAR SAHAM PER ADS)

YANG DAPAT DIATRIBUSIKAN KEPADA

PEMILIK PERUSAHAAN

4.176,48

2.557,88

Catatan atas laporan keuangan konsolidasi terlampir merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasi ringkas interim secara keseluruhan.

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

LAPORAN PERUBAHAN EKUITAS KONSOLIDASI

Tiga Bulan Yang Berakhir Pada Tanggal-tanggal 31 Maret 2011 dan 2010 (tidak diaudit)

(Disajikan dalam jutaan rupiah)

		Dapat Diatribusikan Kepada Pemilik Perusahaan
Uraian	Catatan	Modal Saham - Ditempatkan dan Disetor Penuh	Agio Saham	Selisih Transaksi Perubahan Ekuitas Perusahaan Asosiasi/Anak Perusahaan	Selisih Kurs Karena Penjabaran Laporan Keuangan*	Saldo Laba		Jumlah	Kepentingan Non-Pengendali	Jumlah Ekuitas
						Telah Ditentukan Penggunaannya	Belum Ditentukan Penggunaannya

Saldo pada tanggal 1 Januari 2010		543.393	1.546.587	404.104	2.369	119.464	15.341.773	17.957.690	330.593	18.288.283
Laba periode berjalan		-	-	-	-	-	277.987	277.987	14.730	292.717
Pendapatan komprehensif lain		-	-	-	(3.439)	-	-	(3.439)	-	(3.439)
Jumlah pendapatan komprehensif		-	-	-	(3.439)	-	277.987	274.548	14.730	289.278
Perubahan pada kepentingan non-pengendali		-	-	-	-	-	-	-	(14.518)	(14.518)

Saldo pada tanggal 31 Maret 2010		543.393	1.546.587	404.104	(1.070)	119.464	15.619.760	18.232.238	330.805	18.563.043

		Dapat Diatribusikan Kepada Pemilik Perusahaan
Uraian	Catatan	Modal Saham - Ditempatkan dan Disetor Penuh	Agio Saham	Selisih Transaksi Perubahan Ekuitas Perusahaan Asosiasi/Anak Perusahaan	Selisih Kurs Karena Penjabaran Laporan Keuangan*	Saldo Laba		Jumlah	Kepentingan Non-Pengendali	Jumlah Ekuitas
						Telah Ditentukan Penggunaannya	Belum Ditentukan Penggunaannya

Saldo pada tanggal 1 Januari 2011		543.393	1.546.587	404.104	(2.727)	134.446	15.224.843	17.850.646	385.840	18.236.486
Laba periode berjalan		-	-	-	-	-	453.894	453.894	14.600	468.494
Pendapatan komprehensif lain		-	-	-	1.444	-	-	1.444	-	1.444
Jumlah pendapatan komprehensif		-	-	-	1.444	-	453.894	455.338	14.600	469.938
Perubahan pada kepentingan non-pengendali		-	-	-	-	-	-	-	2.660	2.660

Saldo pada tanggal 31 Maret 2011		543.393	1.546.587	404.104	(1.283)	134.446	15.678.737	18.305.984	403.100	18.709.084

*Pencadangan ini berasal dari penjabaran laporan keuangan Indosat Finance B.V. dan Indosat International Finance Company B.V. dari euro, dan Indosat Singapore Pte. Ltd. dan Indosat Palapa B.V. dari dolar A.S. ke rupiah, setelah dikurangi pajak yang berlaku.

Catatan atas laporan keuangan konsolidasi terlampir merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasi ringkas interim secara keseluruhan.

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

LAPORAN ARUS KAS KONSOLIDASI

Tiga Bulan Yang Berakhir Pada Tanggal-tanggal 31 Maret 2011 dan 2010 (tidak diaudit)

(Disajikan dalam jutaan rupiah)

31 Maret

Catatan

2011

2010

ARUS KAS DARI KEGIATAN USAHA

Penerimaan kas dari:

Pelanggan

4.605.145

4.422.110

Pendapatan bunga

21.845

33.716

Pengeluaran kas kepada/untuk:

Pemasok dan lainnya

(1.887.730

)

(1.782.581

)

Beban pendanaan

(574.761

)

(521.167

)

Karyawan

(548.661

)

(356.744

)

Pajak penghasilan

(101.982

)

(110.079

)

Kontrak swap suku bunga

(29.847

)

(31.809

)

Kas Bersih yang Diperoleh dari

Kegiatan Usaha

1.484.009

1.653.446

ARUS KAS DARI KEGIATAN INVESTASI

Penerimaan dari penjualan aset tetap

8

113

1.782

Perolehan aset tetap

(1.204.752

)

(1.705.038)

Perolehan aset tak berwujud

9

(4.258

)

(29.460)

Penerimaan klaim asuransi Satelit Palapa-D

-

537.657

Kas Bersih yang Digunakan untuk

Kegiatan Investasi

(1.208.897

)

(1.195.059

)

ARUS KAS DARI KEGIATAN PENDANAAN

Penerimaan dari hutang jangka panjang

17

522.900

51.211

Pembayaran hutang jangka panjang

17

(199.657

)

(249.360)

Kenaikan kas dan setara kas yang

dibatasi penggunaannya

-

(5.454

)

Kas Bersih yang Diperoleh dari (Digunakan

untuk) Kegiatan Pendanaan

323.243

(203.603)

Pengaruh Perubahan Kurs Bersih dari Kas

dan Setara Kas

(17.210

)

(8.354)

KENAIKAN (PENURUNAN) BERSIH

KAS DAN SETARA KAS

581.145

246.430

KAS DAN SETARA KAS AWAL PERIODE

2.075.270

2.835.999

KAS DAN SETARA KAS AKHIR PERIODE

4

2.656.415

3.082.429

RINCIAN KAS DAN SETARA KAS:

Deposito berjangka yang jatuh tempo dalam waktu

tiga bulan atau kurang dan deposito on call

2.285.640

2.775.708

Kas dan bank

370.775

306.721

Kas dan setara kas yang disajikan pada

laporan posisi keuangan konsolidasi

2.656.415

3.082.429

Catatan atas laporan keuangan konsolidasi terlampir merupakan bagian yang tidak terpisahkan dari laporan keuangan konsolidasi ringkas interim secara keseluruhan.

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

LAPORAN ARUS KAS KONSOLIDASI (lanjutan)

Tiga Bulan Yang Berakhir Pada Tanggal-tanggal 31 Maret 2011 dan 2010 (tidak diaudit)

(Disajikan dalam jutaan rupiah)

31 Maret

Catatan

2011

2010

INFORMASI TAMBAHAN LAPORAN

ARUS KAS:

Transaksi yang tidak mempengaruhi

arus kas:

Perolehan aset tetap yang dikreditkan

ke uang muka jangka panjang

54.173

46.188

Dividen terhutang dari PT Artajasa

Pembayaran Elektronis kepada

kepentingan non-pengendali

-

12.341

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

CATATAN ATAS LAPORAN KEUANGAN KONSOLIDASI RINGKAS INTERIM

Tiga Bulan Yang Berakhir Pada Tanggal-tanggal 31 Maret 2011 dan 2010 (tidak diaudit)

(Disajikan dalam jutaan rupiah, dan ribuan dolar A.S., kecuali data saham dan tarif)

1.

UMUM

a.

Informasi Perusahaan dan Kegiatan Utama

PT Indosat Tbk (“Perusahaan”) didirikan dalam rangka Undang-undang Penanaman Modal Asing No. 1 Tahun 1967 berdasarkan akta notaris Mohamad Said Tadjoedin, S.H. No. 55 tanggal 10 November 1967 di Negara Republik Indonesia. Akta pendirian ini diumumkan dalam Berita Negara Republik Indonesia No. 26 tanggal 29 Maret 1968, Tambahan No. 24. Pada tahun 1980, Perusahaan dijual oleh American Cable and Radio Corporation, anak perusahaan dari International Telephone & Telegraph, kepada Pemerintah Republik Indonesia (“Pemerintah”) dan menjadi Badan Usaha Milik Negara (Persero).

Pada tanggal 7 Februari 2003, Perusahaan memperoleh persetujuan dari Badan Koordinasi Penanaman Modal (BKPM) dalam Surat No. 14/V/PMA/2003 atas perubahan status dari Badan Usaha Milik Negara (Persero) menjadi Perusahaan Penanaman Modal Asing. Selanjutnya, pada tanggal 21 Maret 2003, Perusahaan memperoleh persetujuan dari Menteri Kehakiman dan Hak Asasi Manusia Republik Indonesia atas perubahan Anggaran Dasar yang berkaitan dengan perubahan status hukum tersebut.

Sesuai dengan pasal 3 Anggaran Dasar, maksud dan tujuan Perusahaan adalah melakukan kegiatan usaha penyelenggaraan jaringan telekomunikasi, jasa telekomunikasi serta teknologi informasi dan/atau jasa teknologi konvergensi dengan melakukan kegiatan usaha utama sebagai berikut:

a.

Menyelenggarakan jaringan telekomunikasi, jasa telekomunikasi serta teknologi informasi dan/atau layanan konvergensi teknologi, termasuk tetapi tidak terbatas pada penyediaan jasa teleponi dasar, layanan multimedia, layanan telepon internet untuk keperluan publik, layanan interkoneksi internet, layanan akses internet, jaringan telekomunikasi bergerak dan jaringan telekomunikasi tetap; dan

b.

Menyelenggarakan jasa transaksi pembayaran dan layanan transfer uang melalui jaringan telekomunikasi serta teknologi informasi dan/atau teknologi konvergensi.

Untuk mencapai maksud dan tujuan tersebut di atas dan dalam rangka mendukung usaha utama Perusahaan sebagaimana disebutkan di atas, Perusahaan dapat melakukan kegiatan usaha penunjang, sebagai berikut:

a.

Merencanakan, mengadakan, merekayasa, membangun, menyediakan, mengembangkan, mengoperasikan, menyewa, menyewakan, serta memelihara prasarana/sarana termasuk sumber daya untuk mendukung usaha Perusahaan dalam penyelenggaraan jaringan telekomunikasi, telekomunikasi jasa serta teknologi informasi dan/atau layanan konvergensi teknologi;

b.

Menjalankan usaha dan kegiatan pengoperasian (termasuk pengembangan, pemasaran dan penjualan jaringan telekomunikasi, jasa telekomunikasi serta teknologi informasi dan/atau jasa teknologi konvergensi oleh Perusahaan), termasuk penelitian, layanan pelanggan, pendidikan dan pelatihan (baik di dalam maupun luar negeri); dan

c.

Menyelenggarakan kegiatan lain yang diperlukan untuk mendukung dan/atau terkait dengan penyelenggaraan jaringan telekomunikasi, jasa telekomunikasi serta teknologi informasi dan/atau layanan konvergensi teknologi termasuk tetapi tidak terbatas pada transaksi elektronis dan penyediaan piranti keras, piranti lunak, konten serta jasa pengelolaan telekomunikasi.

Perusahaan memulai kegiatan operasinya pada tahun 1969.

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

CATATAN ATAS LAPORAN KEUANGAN KONSOLIDASI RINGKAS INTERIM

Tiga Bulan Yang Berakhir Pada Tanggal-tanggal 31 Maret 2011 dan 2010 (tidak diaudit)

(Disajikan dalam jutaan rupiah, dan ribuan dolar A.S., kecuali data saham dan tarif)

1.

UMUM (lanjutan)

a.

Informasi Perusahaan dan Kegiatan Utama (lanjutan)

Perusahaan dan anak perusahaan harus memperoleh izin dari Pemerintah Republik Indonesia untuk menyelenggarakan jaringan dan jasa telekomunikasi tertentu. Izin operasional yang diperoleh Perusahaan dan anak perusahaan masih sama dengan yang tercantum dalam laporan keuangan konsolidasi untuk tahun yang berakhir pada tanggal 31 Desember 2010.

Perusahaan berkedudukan di Jalan Medan Merdeka Barat No. 21, Jakarta.

Laporan keuangan konsolidasi ringkas interim dari Perusahaan dan anak perusahaan (selanjutnya secara bersama-sama disebut sebagai “Perusahaan”) pada tanggal 31 Maret 2011 dan untuk tiga bulan yang berakhir pada tanggal 31 Maret 2011 telah disetujui dan diotorisasi untuk dipublikasikan oleh Dewan Direksi pada tanggal 26 April 2011.

b.

Karyawan, Direktur, Komisaris dan Komite Audit

Berdasarkan keputusan dalam setiap Rapat Umum Pemegang Saham Luar Biasa tanggal 8 Februari 2011 yang diaktakan dengan Akta Notaris No. 28 oleh Aulia Taufani, S.H. (sebagai notaris pengganti Sutjipto, S.H.) pada tanggal yang sama dan Rapat Umum Tahunan Pemegang Saham tanggal 22 Juni 2010 yang diaktakan dengan Akta Notaris No. 164 oleh Aulia Taufani, S.H. (sebagai notaris pengganti Sutjipto, S.H.) pada tanggal yang sama, susunan Dewan Komisaris dan Direksi Perusahaan pada tanggal 31 Maret 2011 dan 31 Desember 2010, masing-masing adalah sebagai berikut:

Dewan Komisaris:

31 Maret 2011

31 Desember 2010

Komisaris Utama

Abdulla Mohammed

Abdulla Mohammed

S.A Al Thani

S.A Al Thani

Komisaris

Dr. Nasser Mohd. A. Marafih

Dr. Nasser Mohd. A. Marafih

Komisaris

Rachmad Gobel

Rachmad Gobel

Komisaris

Richard Farnsworth Seney

Richard Farnsworth Seney

Komisaris

Parikesit Suprapto

Jarman

Komisaris

Rionald Silaban

Rionald Silaban

Komisaris

Alexander Rusli *

Alexander Rusli *

Komisaris

Chris Kanter *

Chris Kanter *

Komisaris

Thia Peng Heok George *

Thia Peng Heok George *

Komisaris

Soeprapto *

Soeprapto *

*

Komisaris independen

Direksi:

31 Maret 2011 dan

31 Desember 2010

Direktur Utama dan Chief Executive Officer

Harry Sasongko Tirtotjondro

Direktur dan Chief Financial Officer

Peter Wladyslaw Kuncewicz

Direktur dan Chief Commercial Officer

Laszlo Imre Barta

Direktur dan Chief Technology Officer

Stephen Edwards Hobbs*

Direktur dan Chief Wholesale and Infrastructure Officer

Fadzri Sentosa

*

Pada tanggal 1 Mei 2011, posisi ini akan ditempati oleh Hans C. Moritz.

Susunan Komite Audit Perusahaan pada tanggal 31 Maret 2011 masih sama dengan yang tercantum dalam laporan keuangan konsolidasi untuk tahun yang berakhir pada tanggal 31 Desember 2010.

Perusahaan mempunyai sekitar 6.491 dan 6.694 karyawan, termasuk pekerja harian lepas, masing-masing pada tanggal 31 Maret 2011 dan 31 Desember 2010.

1.

UMUM (lanjutan)

c.

Struktur Anak Perusahaan

Pada tanggal 31 Maret 2011 dan 31 Desember 2010, Perusahaan mempunyai pemilikan langsung maupun tidak langsung pada anak perusahaan berikut:

Persentase Pemilikan (%)

Mulai

31 Maret

31 Desember

Anak Perusahaan

Lokasi

Kegiatan Usaha

Beroperasi

2011

2010

Indosat Palapa Company B.V.(“IPBV”)

Amsterdam

Keuangan

2010

100,00

100,00

Indosat Mentari Company B.V.(“IMBV”)

Amsterdam

Keuangan

2010

100,00

100,00

Indosat Finance Company B.V.(“IFB”)

Amsterdam

Keuangan

2003

100,00

100,00

Indosat International Finance

     Company B.V. (“IIFB”)

Amsterdam

Keuangan

2005

100,00

100,00

Indosat Singapore Pte. Ltd. (“ISPL”)

Singapura

Telekomunikasi

2005

100,00

100,00

PT Indosat Mega Media (“IMM”)

Jakarta

Multimedia

2001

99,85

99,85

PT Interactive Vision Media (“IVM”) *

Jakarta

Televisi Berbayar

-

99,83

-

PT Starone Mitra Telekomunikasi (“SMT”)

Semarang

Telekomunikasi

2006

72,54

72,54

PT Aplikanusa Lintasarta (“Lintasarta”)

Jakarta

Komunikasi Data

1989

72,36

72,36

PT Lintas Media Danawa (“LMD”)

Jakarta

Layanan Informasi

dan Komunikasi

2008

50,65

50,65

PT Artajasa Pembayaran

Elektronis (“APE”)

Jakarta

Telekomunikasi

2000

39,80

39,80

Jumlah Aset

(Sebelum Eliminasi)

31 Maret

31 Desember

Anak Perusahaan

2011

2010

IPBV

5.666.376

5.966.764

IMB

V

5.658.864

5.946.885

IFB

22.058

21.876

IIFB

9.589

9.635

ISPL

58.843

54.353

IMM

923.382

815.130

SMT

175.470

155.297

Lintasarta

1.752.025

1.739.896

LMD

2.552

2.671

APE

232.317

221.297

IVM *

4.999

-

* PT Interactive Vision Media, anak perusahaan dari IMM, didirikan pada tanggal 21 April 2009 untuk menjalankan layanan Televisi Berbayar. IMM telah melakukan setoran modal kepada IVM pada tanggal 9 dan 30 Maret 2011 sejumlah Rp4.999. Pada tanggal 31 Maret 2011, IVM masih dalam proses memperoleh izin operasi untuk melakukan layanan tersebut; sebagai akibatnya, IVM masih belum beroperasi.

d.

Penggabungan Usaha Perusahaan, Satelindo, Bimagraha dan IM3

Berdasarkan Akta Penggabungan Usaha dari notaris Poerbaningsih Adi Warsito, S.H. No. 57 tanggal 20 November 2003 (“tanggal penggabungan usaha”), Perusahaan, Satelindo,
PT Bimagraha Telekomindo (“Bimagraha”) dan PT Indosat Multi Media Mobile (“IM3”) sepakat untuk melakukan penggabungan usaha, dengan Perusahaan sebagai entitas yang dipertahankan. Seluruh aset dan liabilitas yang dimiliki oleh Satelindo, Bimagraha dan IM3 dialihkan kepada Perusahaan pada tanggal penggabungan. Ketiga perusahaan tersebut bubar secara hukum tanpa kewajiban untuk melakukan proses likuidasi.

Nama “Satelindo” dan “IM3” dalam catatan atas laporan keuangan berikut mengacu pada entitas-entitas tersebut sebelum bergabung dengan Perusahaan, atau sebagai entitas yang mengikatkan diri dalam suatu perjanjian yang telah diambil alih oleh Perusahaan sebagai akibat dari penggabungan usaha.

2.

DASAR PENYUSUNAN DAN KEBIJAKAN AKUNTANSI YANG SIGNIFIKAN

a.

Dasar Penyusunan

Laporan keuangan konsolidasi ringkas interim untuk tiga bulan yang berakhir pada tanggal         31 Maret 2011 telah disusun sesuai dengan SAK 3 (Revisi 2010), “Laporan Keuangan Interim”.

Laporan keuangan konsolidasi ringkas interim tidak mencakup semua informasi dan pengungkapan  yang diperlukan dalam laporan keuangan tahunan, dan harus dibaca secara terkait dengan laporan keuangan tahunan Perusahaan pada tanggal 31 Desember 2010.

b.

Kebijakan Akuntansi Yang Signifikan

Kebijakan akuntansi, penyajian dan metode perhitungan yang diterapkan dalam penyusunan laporan keuangan konsolidasi ringkas interim adalah sesuai dengan yang digunakan dalam penyusunan laporan keuangan Perusahaan untuk tahun yang berakhir pada tanggal 31 Desember 2010, dan sesuai dengan Standar dan Interpretasi baru yang berlaku efektif 1 Januari 2011 sebagaimana dijelaskan di bawah ini:

•

SAK 1 (Revisi 2009), “Penyajian Laporan Keuangan”, menetapkan dasar-dasar bagi penyajian laporan keuangan bertujuan umum (general purpose financial statements) agar dapat dibandingkan baik dengan laporan keuangan periode sebelumnya maupun dengan laporan keuangan entitas lain. Standar ini menyebabkan perubahan pada penyajian laporan keuangan konsolidasi Perusahaan (seperti penggunaan laporan laba rugi komprehensif konsolidasi) dan pencantuman pengungkapan baru dalam catatan atas laporan keuangan konsolidasi (seperti pernyataan kepatuhan terhadap SAK, penggunaan pertimbangan, estimasi dan asumsi oleh manajemen, dan manajemen modal Perusahaan).

•

SAK 2 (Revisi 2009), “Laporan Arus Kas”, mensyaratkan penyediaan informasi mengenai perubahan historis dalam kas dan setara kas melalui laporan arus kas yang mengklasifikasikan arus kas berdasarkan aktivitas operasi, investasi dan pendanaan selama suatu periode. Standar ini mensyaratkan Perusahaan untuk menyajikan pengaruh perubahan kurs bersih dari kas dan setara kas dalam laporan arus kas konsolidasi secara terpisah dari arus kas yang berasal dari kegiatan usaha, investasi dan pendanaan.

•

SAK 3 (Revisi 2010), “Laporan Keuangan Interim”, menetapkan isi minimum dari laporan keuangan interim dan prinsip pengakuan dan pengukuran laporan keuangan yang disajikan untuk periode interim. Standar ini membolehkan Perusahaan untuk menerapkan laporan keuangan konsolidasi ringkas interim di triwulan pertama tahun 2011.

•

SAK 4 (Revisi 2009), “Laporan Keuangan Konsolidasian dan Laporan Keuangan Tersendiri”, diterapkan dalam penyusunan dan penyajian laporan keuangan konsolidasian untuk sekelompok entitas yang berada dalam pengendalian suatu entitas induk dan dalam akuntansi untuk investasi pada entitas anak, pengendalian bersama entitas dan entitas asosiasi ketika laporan keuangan tersendiri disajikan sebagai informasi tambahan. Standar ini menyebabkan perubahan pada penyajian kepentingan non-pengendali dalam laporan posisi keuangan konsolidasi.

•

SAK 5 (Revisi 2009), “Segmen Operasi”, mensyaratkan informasi segmen diungkapkan untuk memungkinkan pengguna laporan keuangan untuk mengevaluasi sifat dan dampak keuangan dari aktivitas bisnis yang mana entitas terlibat dan lingkungan ekonomi dimana entitas beroperasi. Standar ini mensyaratkan Perusahaan untuk menyajikan laporan segmen yang digunakan oleh Chief Operating Officer Perusahaan dalam proses pengambilan keputusan.

1.

UMUM (lanjutan)

b.

Kebijakan Akuntansi Yang Signifikan (lanjutan)

•

SAK 7 (Revisi 2010), “Pihak-pihak Berelasi”, mensyaratkan pengungkapan hubungan, transaksi dan saldo pihak-pihak yang berelasi, termasuk komitmen, dalam laporan keuangan konsolidasian dan laporan keuangan tersendiri entitas induk, dan juga diterapkan terhadap laporan keuangan secara individual. Penerapan dini diperkenankan. Standar ini tidak berdampak pada penyajian Perusahaan atas pengungkapan pihak-pihak berelasi.

•

SAK 8 (Revisi 2010), “Peristiwa Setelah Periode Pelaporan”, menetapkan kapan suatu entitas harus menyesuaikan laporan keuangan untuk peristiwa setelah periode pelaporan dan pengungkapan yang harus dibuat Perusahaan terkait tanggal dimana laporan diotorisasi untuk dipublikasikan dan peristiwa setelah periode pelaporan. SAK ini juga mensyaratkan suatu entitas untuk tidak menyiapkan laporan keuangan dengan basis berkelangsungan jika peristiwa setelah periode pelaporan menunjukkan bahwa asumsi kelangsungan usaha ini tidak terpenuhi. Standar ini mensyaratkan Perusahaan untuk mengungkapkan peristiwa setelah periode pelaporan sampai dengan tanggal otorisasi untuk mempublikasikan laporan keuangan konsolidasi.

•

SAK 15 (Revisi 2009), “Investasi Pada Entitas Asosiasi”, diterapkan untuk akuntansi investasi dalam entitas asosiasi dan menggantikan SAK 15 (1994), “Akuntansi untuk Investasi Dalam Perusahaan Asosiasi” dan SAK 40 (1997), “Akuntansi Perubahan Ekuitas Anak Perusahaan atau Perusahaan Asosiasi”. Standar ini mensyaratkan Perusahaan untuk mencatat investasi secara metode biaya sesuai dengan SAK 55 (Revisi 2006).

•

SAK 19 (Revisi 2010), “Aset Tak Berwujud”, menentukan perlakuan akuntansi bagi aset tak berwujud yang tidak diatur secara khusus dalam SAK lain. SAK ini mensyaratkan untuk mengakui aset tak berwujud jika, dan hanya jika, kriteria tertentu dipenuhi, dan juga mengatur cara mengukur jumlah tercatat dari aset tak berwujud dan menentukan pengungkapan yang berhubungan. Standar ini tidak berdampak pada laporan keuangan konsolidasi Perusahaan.

•

SAK 22 (Revisi 2010), “Kombinasi Bisnis”, diterapkan untuk transaksi atau peristiwa lain yang memenuhi definisi kombinasi bisnis guna meningkatkan relevansi, keandalan dan daya banding informasi yang disampaikan entitas pelapor dalam laporan keuangannya tentang kombinasi bisnis dan dampaknya. Standar ini mempengaruhi pengukuran goodwill Perusahaan karena tidak akan ada lagi amortisasi goodwill. Goodwill diukur sebesar nilai perolehan dikurangi akumulasi penurunan nilai.

•

SAK 23 (Revisi 2010), “Pendapatan”, mengidentifikasikan keadaan saat kriteria mengenai pengakuan pendapatan akan terpenuhi, sehingga pendapatan dapat diakui. Standar ini mengatur perlakuan akuntansi atas pendapatan yang timbul dari transaksi dan kejadian tertentu, serta memberikan panduan praktis dalam penerapan kriteria mengenai pengakuan pendapatan. Standar ini tidak berdampak pada laporan keuangan konsolidasi Perusahaan.

•

SAK 25 (Revisi 2009), “Kebijakan Akuntansi, Perubahan Estimasi Akuntansi dan Kesalahan”, menentukan kriteria untuk pemilihan dan perubahan kebijakan akuntansi, bersama dengan perlakuan akuntansi dan pengungkapan atas perubahan kebijakan akuntansi, perubahan estimasi akuntansi dan koreksi kesalahan. Standar ini menyebabkan pencantuman pengungkapan baru dalam catatan atas laporan keuangan konsolidasi, seperti penerapan standar baru dan revisi serta interpretasi standar.

1.

UMUM (lanjutan)

b.

Kebijakan Akuntansi Yang Signifikan (lanjutan)

•

SAK 48 (Revisi 2009), “Penurunan Nilai Aset”, menetapkan prosedur-prosedur yang diterapkan agar aset dicatat tidak melebihi jumlah terpulihkan dan jika terjadi penurunan nilai pada aset tersebut, rugi penurunan nilai harus diakui. Standar ini tidak berdampak pada laporan keuangan konsolidasi Perusahaan.

•

SAK 57 (Revisi 2009), “Provisi, Liabilitas Kontinjensi dan Aset Kontinjensi”, bertujuan untuk mengatur kriteria pengakuan dan dasar pengukuran yang tepat diterapkan untuk provisi, liabilitas kontinjensi dan aset kontinjensi serta untuk memastikan informasi memadai telah diungkapkan dalam catatan atas laporan keuangan untuk memungkinkan para pengguna memahami sifat, waktu dan jumlah yang terkait dengan informasi tersebut. Standar ini tidak berdampak pada laporan keuangan konsolidasi Perusahaan.

•

SAK 58 (Revisi 2009), “Aset Tidak Lancar yang Dimiliki untuk Dijual dan Operasi yang Dihentikan”, mengatur akuntansi untuk aset yang dimiliki untuk dijual, serta penyajian dan pengungkapan atas operasi yang dihentikan. Standar ini tidak berdampak pada laporan keuangan konsolidasi Perusahaan.

•

Interpretasi Standar Akuntansi Keuangan (“ISAK”) 7, “Konsolidasi - Entitas Bertujuan Khusus”, diterapkan ketika sebuah entitas bertujuan khusus (“SPE”) harus dikonsolidasi oleh perusahaan pelapor berdasarkan prinsip-prinsip konsolidasi dalam SAK 4. Dalam ISAK 7, Perusahaan harus mengkonsolidasikan SPE ketika, secara substansi, Perusahaan mempunyai kendali atas SPE tersebut. Interpretasi ini tidak berdampak pada laporan keuangan konsolidasi Perusahaan.

•

ISAK 9, “Perubahan atas Liabilitas Purna Operasi, Liabilitas Restorasi dan Liabilitas Serupa”, diterapkan terhadap setiap perubahan pengukuran atas aktivitas purna-operasi, restorasi atau liabilitas yang serupa yang diakui sebagai bagian dari biaya perolehan aset tetap sesuai SAK 16 dan sebagai liabilitas sesuai SAK 57.  Interpretasi ini tidak berdampak pada laporan keuangan konsolidasi Perusahaan.

•

ISAK 10, “Program Loyalitas Pelanggan”, diterapkan untuk kredit penghargaan loyalitas pelanggan yang diberikan kepada pelanggan sebagai bagian dari transaksi penjualan, dan tergantung pemenuhan atas setiap kondisi lebih lanjut yang dipersyaratkan, pelanggan dapat menukar kredit untuk barang atau jasa secara gratis atau dengan potongan harga di masa yang akan datang. Interpretasi ini telah diterapkan oleh Perusahaan sebagaimana diungkapkan dalam Catatan 23.

•

ISAK 17, “Laporan Keuangan Interim dan Penurunan  Nilai”, mensyaratkan bahwa entitas tidak membalik rugi penurunan nilai yang diakui pada periode interim sebelumnya berkaitan dengan goodwill atau investasi pada instrumen ekuitas atau aset keuangan yang dicatat pada biaya perolehan. Interpretasi ini tidak berdampak pada laporan keuangan konsolidasi Perusahaan.

3.

PENGGUNAAN PERTIMBANGAN, ESTIMASI DAN ASUMSI OLEH MANAJEMEN

Penyusunan laporan keuangan konsolidasi Perusahaan mensyaratkan manajemen untuk membuat pertimbangan, estimasi dan asumsi yang mempengaruhi jumlah yang dilaporkan atas pendapatan, beban, aset dan liabilitas, serta pengungkapan liabilitas kontijensi, pada akhir periode pelaporan. Namun, ketidakpastian estimasi dan asumsi ini dapat menyebabkan hasil yang memerlukan penyesuaian material atas nilai tercatat aset dan liabilitas yang berdampak pada masa mendatang.

4.

KAS DAN SETARA KAS

Akun ini terdiri dari:

31 Maret

31 Desember

2011

2010

Kas

Rupiah

1.386

1.682

Dolar A.S. (AS$6 pada tahun 2011 dan

AS$12 pada tahun 2010)

50

110

1.436

1.792

Bank

Pihak-pihak berelasi (Catatan 28)

Rupiah

95.231

73.605

Dolar A.S. (AS$1.994 pada tahun 2011 dan

AS$4.726 pada tahun 2010)

17.364

42.502

Pihak ketiga

Rupiah

147.907

49.744

Dolar A.S. (AS$12.497 pada tahun 2011 dan

AS$12.885 pada tahun 2010)

108.837

115.844

369.339

281.695

Deposito berjangka dan deposito on call

Pihak-pihak berelasi (Catatan 28)

Rupiah

1.179.371

764.935

Dolar A.S. (AS$64.862 pada tahun 2011 dan

AS$81.705 pada tahun 2010)

564.888

734.609

Pihak ketiga

Rupiah

243.871

180.262

Dolar A.S. (AS$34.161 pada tahun 2011 dan

AS$12.454 pada tahun 2010)

297.510

111.977

2.285.640

1.791.783

Jumlah

2.656.415

2.075.270

Deposito berjangka dan deposito on call dalam rupiah memperoleh bunga per tahun berkisar antara 2,50% sampai 9,75% pada tahun 2011 dan antara 2,50% sampai 10,00% pada tahun 2010, sedangkan deposito berjangka dan deposito on call dalam dolar A.S. memperoleh bunga per tahun berkisar antara 0,05% sampai 2,50% pada tahun 2011 dan antara 0,05% sampai 4,75% pada tahun 2010.

Tingkat bunga yang diperoleh dari deposito berjangka dan deposito on call pada bank yang mempunyai hubungan istimewa sebanding dengan tingkat bunga yang diperoleh dari bank pihak ketiga.

5.

PIUTANG USAHA

Akun ini terdiri dari:

31 Maret

31 Desember

2011

2010

Pihak-pihak berelasi (Catatan 28) (termasuk

AS$7.146 pada tahun 2011 dan

AS$7.819 pada tahun 2010)

220.831

270.146

Dikurangi cadangan penurunan nilai

44.376

47.640

Bersih

176.455

222.506

Pihak ketiga (termasuk AS$126.949 pada tahun 2011

dan AS$107.711 pada tahun 2010)

2.051.230

1.774.390

Dikurangi cadangan penurunan nilai

468.996

448.470

Bersih

1.582.234

1.325.920

Jumlah

1.758.689

1.548.426

Perubahan cadangan penurunan nilai piutang pada akun piutang usaha adalah sebagai berikut:

Pihak-pihak

Pihak

Jumlah

Berelasi

Ketiga

31 Maret 2011

Saldo awal periode

496.110

47.640

448.470

Cadangan (penghapusan) - bersih (Catatan 26)

16.940

(4.561

)

21.501

Efek bersih penyesuaian kurs

322

1.297

(975)

Saldo akhir periode

513.372

44.376

468.996

Penurunan nilai secara individual

202.537

27.979

174.558

Penurunan nilai secara kolektif

310.835

16.397

294.438

Jumlah

513.372

44.376

468.996

Jumlah bruto piutang, penurunan nilai secara individual,

sebelum dikurangi dengan cadangan penurunan

nilai yang dinilai secara individual

537.897

114.095

423.802

31 Desember 2010

Saldo awal tahun

461.810

57.538

404.272

Cadangan (pembalikan) - bersih

67.041

(9.712

)

76.753

Penghapusan

(23.586

)

-

(23.586)

Efek bersih penyesuaian kurs

(9.155

)

(186

)

(8.969)

Saldo akhir tahun

496.110

47.640

448.470

Penurunan nilai secara individual

182.175

37.576

144.599

Penurunan nilai secara kolektif

313.935

10.064

303.871

Jumlah

496.110

47.640

448.470

Jumlah bruto piutang, penurunan nilai secara individual,

sebelum dikurangi dengan cadangan penurunan

nilai yang dinilai secara individual

405.926

118.486

287.440

5.

PIUTANG USAHA (lanjutan)

Efek bersih penyesuaian selisih kurs disebabkan oleh menguatnya atau melemahnya rupiah terhadap dolar A.S. atas piutang dalam dolar A.S. yang sebelumnya telah disisihkan dan dikreditkan atau dibebankan pada “Laba atau Rugi Kurs”.

Tidak terdapat konsentrasi risiko kredit yang signifikan.

Manajemen berkeyakinan bahwa cadangan yang dibentuk cukup untuk menutup kerugian penurunan  nilai dari tidak tertagihnya piutang.

6.

PAJAK DIBAYAR DI MUKA

Akun ini terdiri dari:

31 Maret

31 Desember

2011

2010

Tagihan pajak

678.520

651.657

Pajak Pertambahan Nilai (“PPN”)

3.661

47.701

Lain-lain

2.854

2.202

Jumlah

685.035

701.560

7.

ASET KEUANGAN LANCAR LAINNYA - BERSIH

Akun ini terdiri dari:

31 Maret

31 Desember

2011

2010

Investasi jangka pendek

25.395

25.395

Dikurangi cadangan penurunan nilai

25.395

25.395

Bersih

-

-

Kas dan setara kas yang dibatasi penggunaannya

44.270

48.165

Lain-lain

5.359

4.954

Jumlah

49.629

53.119

8.

ASET TETAP - BERSIH

Rincian aset tetap adalah sebagai berikut:

31 Maret

31 Desember

2011

2010

Saldo awal periode / tahun - bersih

43.571.010

44.428.807

Penambahan

855.557

5.474.937

Penghentian pengakuan - bersih

(139.250

)

(159.126

)

Penyusutan selama periode / tahun

(1.552.920

)

(6.173.608

)

Saldo akhir periode / tahun - bersih

42.734.397

43.571.010

8.

ASET TETAP - BERSIH (lanjutan)

Untuk tiga bulan yang berakhir pada tanggal 31 Maret 2011 dan 2010, penjualan atau pertukaran aset tetap tertentu adalah sebagai berikut:

31 Maret

2011

2010

Pertukaran Aset (Catatan 29c)

Jumlah tercatat aset yang diterima

139.250

-

Jumlah tercatat aset yang diserahkan

(139.250

)

-

Penjualan Aset

Penerimaan

113

1.782

Nilai buku bersih

-

(222)

Laba

113

1.560

Dalam pertukaran aset di atas, nilai wajar dari aset yang diterima dan diserahkan tidak dapat diukur secara andal, sehingga nilainya diukur berdasarkan jumlah tercatat dari aset yang diserahkan.

Pada tanggal 31 Maret 2011, sekitar Rp27.187 aset tetap digunakan sebagai jaminan atas fasilitas kredit yang diperoleh Lintasarta.

Pada tanggal 31 Maret 2011, Perusahaan telah mengasuransikan aset tetapnya (kecuali kabel laut dan hak atas tanah) dengan nilai pertanggungan sebesar AS$239.603 dan Rp40.309.606, termasuk asuransi atas satelit Perusahaan sebesar AS$153.000. Manajemen berkeyakinan bahwa nilai pertanggungan ini dapat menutup kemungkinan kerugian akibat kebakaran, ledakan, petir, kerusakan pesawat udara dan bencana alam lainnya.

Biaya pinjaman yang dikapitalisasi ke aset dalam pembangunan dan pemasangan adalah masing-masing sebesar Rp1.503 untuk tiga bulan yang berakhir pada tanggal 31 Maret 2011 dan Rp18.698 untuk tahun yang berakhir pada tanggal 31 Desember 2010.

9.

GOODWILL DAN ASET TAK BERWUJUD LAINNYA - BERSIH

Perubahan pada akun goodwill dan aset takberwujud lainnya adalah sebagai berikut:

31 Maret

31 Desember

2011

2010

Saldo awal periode / tahun - bersih

1.374.060

1.580.080

Penambahan :

    Piranti lunak yang tak terintegrasi

4.258

40.052

Amortisasi goodwill

-

(226.380)

Amortisasi aset takberwujud lainnya

(3.976

)

(19.692

)

Saldo akhir periode / tahun - bersih

1.374.342

1.374.060

Mulai tanggal 1 Januari 2011, goodwill tidak diamortisasi sesuai dengan SAK 22 (Revisi 2010) (Catatan 2b).

9.

GOODWILL DAN ASET TAK BERWUJUD LAINNYA - BERSIH (lanjutan)

Pengujian penurunan nilai goodwill

Goodwill diperoleh melalui kombinasi bisnis yang telah dialokasikan untuk unit usaha Selular, yang merupakan salah satu segmen usaha Perusahaan.

Perusahaan melakukan pengujian penurunan nilai tahunan goodwill pada tanggal 31 Desember 2010.

Nilai bisnis dari unit usaha Selular ditentukan berdasarkan diskonto arus kas dan rata-rata tertimbang biaya modal [“weighted average cost of capital” (WACC)] yang mencakup jangka waktu lima tahun. Proyeksi ini didasarkan pada rencana jangka panjang Perusahaan yang telah disetujui oleh Dewan Direksi, yang menurut pendapat manajemen adalah wajar dan merupakan estimasi terbaik dari manajemen atas kisaran kondisi ekonomi yang ada selama sisa manfaat aset tersebut.

Asumsi utama yang digunakan dalam perhitungan nilai wajar setelah dikurangi biaya untuk menjual [“fair value less cost to sell” (FVLCTS)] pada tanggal 31 Desember 2010 adalah sebagai berikut:

•

Tingkat diskonto - Perusahaan memilih untuk menggunakan WACC sebagai tarif diskonto untuk mendiskontokan arus kas. Estimasi WACC yang diterapkan dalam menentukan jumlah diperoleh dari unit ini dalam kisaran 12% dan 14%.

•

Compounded Annual Growth Rate (CAGR) - Proyeksi CAGR untuk periode anggaran 5 tahun dari pendapatan segmen selular yang dibuat oleh manajemen adalah sekitar 12%. Proyeksi ini lebih tinggi dari CAGR pendapatan historis yang sebesar 7% akibat persaingan yang semakin ketat. Jumlah beban usaha (termasuk penyusutan) diproyeksikan sebagai persentase tertentu atas pendapatan.

•

Cost to Sell - Mengingat jumlah yang diperoleh dari Bisnis Selular ditentukan dengan menggunakan FVLCTS, maka estimasi biaya untuk menjual bisnis ini adalah berdasarkan persentase tertentu dari nilai ekuitas. Estimasi biaya untuk menjual yang digunakan dalam perhitungan ini adalah sekitar 1,5% dari nilai entitas.

Pada tanggal 31 Maret 2011, tidak terdapat indikasi peristiwa penurunan nilai; oleh karena itu, Perusahaan berkeyakinan bahwa pengujian penurunan nilai goodwill pada tanggal 31 Desember 2010 masih berlaku untuk kondisi pada tanggal 31 Maret 2011.

10.

SEWA DIBAYAR DI MUKA JANGKA PANJANG - SETELAH DIKURANGI BAGIAN JANGKA PENDEK

Akun ini terutama merupakan bagian jangka panjang dari sewa dibayar di muka atas sites dan menara.

11.

UANG MUKA JANGKA PANJANG

Akun ini merupakan uang muka kepada pemasok dan kontraktor untuk pengadaan dan pembangunan/pemasangan aset tetap, yang akan direklasifikasi ke aset tetap yang bersangkutan pada saat aset tetap yang dibeli sudah diterima atau setelah pembangunan/pemasangan aset tetap mencapai tahap penyelesaian persentase tertentu.

12.

ASET KEUANGAN TIDAK LANCAR LAINNYA - BERSIH

Akun ini terdiri dari:

31 Maret

31 Desember

2011

2010

Investasi jangka panjang lainnya

102.707

102.707

Dikurangi cadangan penurunan nilai

99.977

99.977

Bersih

2.730

2.730

Kas dan setara kas yang dibatasi penggunaannya

40.643

39.595

Piutang pinjaman karyawan

16.751

15.679

Lain-lain

20.878

22.401

Sub jumlah

78.272

77.675

Jumlah

81.002

80.405

13.

ASET TIDAK LANCAR LAINNYA - BERSIH

Akun ini terdiri dari:

31 Maret

31 Desember

2011

2010

Investasi pada perusahaan asosiasi

56.300

56.300

Dikurangi cadangan penurunan nilai

56.300

56.300

Bersih

-

-

Lain-lain

6.636

8.341

Jumlah

6.636

8.341

14.

HUTANG PENGADAAN

Akun ini terdiri dari hutang untuk pengeluaran barang modal dan operasional yang terdiri dari:

31 Maret

31 Desember

2011

2010

Pihak-pihak berelasi (Catatan 28) (termasuk AS$817

pada tahun 2011 dan AS$404 pada tahun 2010)

51.371

68.681

Pihak ketiga

(termasuk AS$224.730 pada tahun 2011 dan

AS$246.211 pada tahun 2010)

3.328.164

3.575.786

Jumlah

3.379.535

3.644.467

15.

HUTANG PAJAK

Akun ini terdiri dari:

31 Maret

31 Desember

2011

2010

Taksiran hutang pajak penghasilan,

dikurangi

pembayaran pajak di muka

-

4.890

Pajak penghasilan:

Pasal 4(2)

10.212

14.299

Pasal 21

57.162

14.032

Pasal 23

6.270

9.177

Pasal 25

11.118

18.899

Pasal 26

18.726

88.787

Pasal 29

6.651

-

PPN

16.016

18.107

Lain-lain

1.633

1.254

Jumlah

127.788

169.445

Rincian saldo aset dan liabilitas pajak tangguhan setiap perusahaan pada tanggal 31 Maret 2011 dan 31 Desember 2010 adalah sebagai berikut:

31 Maret 2011

31 Desember 2010

Kewajiban

Kewajiban

Aset Pajak

Pajak

 Aset PajakPajak

Tangguhan

Tangguhan

TangguhanTangguhan

Perusahaan

-

1.921.998

-

1.765.929

Anak Perusahaan

Lintasarta

78.410

-

77.755

-

IMM

18.656

-

17.263

-

APE

-

3.965

-

4.383

SMT

-

1.637

-

1.597

ISPL

-

352

-

428

LMD

-

-

-

-

IVM

-

-

-

-

Jumlah

97.066

1.927.952

95.018

1.772.337

16.

BIAYA MASIH HARUS DIBAYAR

Akun ini terdiri dari:

31 Maret

31 Desember

2011

2010

Perbaikan dan perawatan jaringan telekomunikasi

239.924

265.428

Bunga

178.520

339.957

Kenikmatan karyawan

174.294

216.732

Listrik, gas dan air

167.937

85.650

Insentif agen penjual (dealer)

121.192

125.836

Pemasaran

101.459

120.092

Jasa konsultan

64.868

65.288

Kewajiban pelayanan universal (“USO”)

57.766

59.899

Jaringan

28.233

31.111

Sewa

25.944

28.090

Biaya layanan akses Blackberry

24.385

20.679

Umum dan administrasi

24.049

27.706

Biaya hak penyelenggaraan telekomunikasi

21.588

38.005

Biaya hak penggunaan frekuensi radio

-

195.686

Lain-lain (masing-masing di bawah Rp20.000)

74.058

90.726

Jumlah

1.304.217

1.710.885

17.

HUTANG JANGKA PANJANG

Akun ini terdiri dari:

31 Maret

31 Desember

2011

2010

Pihak-pihak berelasi (Catatan 28) - setelah dikurangi beban

emisi pinjaman dan biaya solicitation yang belum

diamortisasi sebesar Rp2.492 pada tahun 2011

dan Rp2.955 pada tahun 2010

1.297.508

1.297.045

Pihak ketiga - setelah dikurangi beban emisi pinjaman dan

biaya solicitation yang belum diamortisasi sebesar

Rp184.506 pada tahun 2011 dan Rp189.979 pada

tahun 2010; diskon pinjaman yang belum diamortisasi

sebesar Rp17.496 pada tahun 2011 dan Rp19.267

pada tahun 2010 (termasuk AS$924.407 pada tahun

2011 dan AS$886.602 pada tahun 2010)

9.627.944

9.553.906

Jumlah hutang jangka panjang

10.925.452

10.850.951

Dikurangi bagian jangka pendek (setelah dikurangi beban

emisi pinjaman dan biaya solicitation yang belum

diamortisasi sebesar Rp121 pada tahun 2011 dan

Rp373 pada tahun 2010)

Pihak-pihak berelasi

300.000

300.000

Pihak ketiga (termasuk AS$292.142 pada tahun

2011 dan AS$283.571 pada tahun 2010)

2.874.147

2.884.147

Jumlah bagian jangka pendek

3.174.147

3.184.147

17.

HUTANG JANGKA PANJANG (lanjutan)

31 Maret

31 Desember

2011

2010

Bagian jangka panjang

Pihak-pihak berelasi

997.508

997.045

Pihak ketiga (termasuk AS$632.265 pada tahun 2011

dan AS$603.031 pada tahun 2010)

6.753.797

6.669.759

Jumlah bagian jangka panjang

7.751.305

7.666.804

Berikut ini adalah ringkasan perubahan pada hutang jangka panjang Perusahaan selama tiga bulan pada tahun 2011:

•

Lintasarta - anak perusahaan

Pada tanggal 1 Januari dan 28 Februari 2011, Lintasarta melakukan pembayaran masing-masing untuk cicilan terakhir dari fasilitas kredit CIMB Niaga 5 sebesar Rp4.933 dan cicilan fasilitas kredit CIMB Niaga 6 sebesar Rp7.500.

•

Perusahaan

-

Pada tanggal 28 Februari 2011, Perusahaan melakukan pembayaran cicilan tengah tahunan kedua untuk fasilitas kredit B dari SEK sebesar AS$11.071,43.

-

Pada tanggal 29 Maret 2011, Perusahaan melakukan pembayaran cicilan tengah tahunan ketiga untuk fasilitas kredit HSBC France - COFACE dan SINOSURE masing-masing sebesar AS$7.859,34 dan AS$2.210.

-

Pada tanggal 30 Maret 2011, Perusahaan melakukan penarikan fasilitas kredit C dari SEK sebesar AS$60.000.

Jumlah amortisasi beban emisi pinjaman, diskon dan biaya solicitation masing-masing adalah sebesar Rp16.332 dan Rp17.162 untuk tiga bulan yang berakhir pada tanggal 31 Maret 2011 dan 2010  (Catatan 27).

Pada tanggal 31 Maret 2011 dan 31 Desember 2010, Perusahaan dan Anak Perusahaan telah memenuhi semua rasio keuangan yang dipersyaratkan dalam perjanjian pinjaman.

18.

HUTANG OBLIGASI

Akun ini terdiri dari:

31 Maret

31 Desember

2011

2010

Hutang obligasi* - setelah dikurangi beban emisi hutang

obligasi dan biaya solicitation yang belum

diamortisasi sebesar Rp26.875 pada tahun 2011

dan Rp29.353 pada tahun 2010

7.465.114

7.462.636

Guaranteed Notes (“GN”) - setelah dikurangi beban emisi

hutang yang belum diamortisasi sebesar Rp66.999

pada tahun 2011 dan Rp64.855 pada tahun 2010; diskon

hutang yang belum diamortisasi sebesar Rp29.155

pada tahun 2011 dan Rp29.666 pada tahun 2010

(termasuk AS$650.000 pada tahun 2011 dan 2010)

5.564.696

5.749.599

Jumlah hutang obligasi

13.029.810

13.212.235

18.

HUTANG OBLIGASI (lanjutan)

31 Maret

31 Desember

2011

2010

Dikurangi bagian jangka pendek (setelah dikurangi beban

emisi hutang dan biaya solicitation yang belum

diamortisasi sebesar Rp898 pada tahun 2011 dan

Rp1.869 pada tahun 2010)

1.099.102

1.098.131

Bagian jangka panjang

11.930.708

12.114.104

*

setelah dieliminasi dengan Obligasi Terbatas I dan II yang diterbitkan kepada Perusahaan masing-masing sejumlah Rp9.564 dan Rp35.000.

Berdasarkan laporan pemeringkat terakhir (yang dipublikasikan pada bulan Oktober 2010), obligasi dan sukuk tersebut masing-masing memiliki peringkat idAA+ (stable outlook) dan idAA(sy)+ (stable outlook) dari PT Pemeringkat Efek Indonesia (“Pefindo”).

Selanjutnya, pada tanggal 18 Maret 2011, Perusahaan menerima penegasan dari Pefindo atas peringkat Obligasi Indosat Keempat Tahun 2005 dan Obligasi Syari’ah Ijarah Indosat Tahun 2005 yang akan segera jatuh tempo masing-masing adalah idAA+ (stable outlook) dan idAA(sy)+ (stable outlook).

Berdasarkan laporan pemeringkat terakhir (yang dipublikasikan pada bulan Agustus dan Desember 2010), GN tersebut memiliki peringkat BB (stable outlook), Ba1 (negative outlook) dan BBB- (stable outlook),  masing-masing dari Standard & Poor’s (“S&P”), Moody’s Investors Service (“Moody’s”) dan Fitch Ratings (“Fitch”).

Amortisasi beban emisi dan biaya solicitation hutang obligasi, beban emisi GN dan diskon hutang GN masing-masing sebesar Rp4.237 dan Rp4.500 untuk tiga bulan yang berakhir pada tanggal 31 Maret 2011 dan 2010 (Catatan 27).

Pada tanggal 31 Maret 2011 dan 31 Desember 2010, Perusahaan dan Anak Perusahaan telah memenuhi semua rasio keuangan yang dipersyaratkan dalam Ketentuan GN dan Perjanjian Perwaliamanatan.

19. DERIVATIF

Perusahaan menandatangani beberapa kontrak swap. Berikut ini adalah informasi sehubungan dengan nilai wajar dari kontrak swap tersebut (setelah penyesuaian risiko kredit) pada tanggal-tanggal
31 Maret 2011 dan 31 Desember 2010:

                                             31 Maret 2011

31 December 2010

Piutang

    Hutang

Piutang

Hutang

Kontrak swap valuta asing

43.556

42.677

69.334

16.020

Kontrak swap suku bunga

-

162.891

-

199.383

Jumlah

43.556

205.568

69.334

215.403

19. DERIVATIF (lanjutan)

Perubahan nilai wajar kontrak swap bersih dan derivatif melekat, pendapatan atau beban swap, pendapatan atau beban terminasi, dan penyelesaian dari instrumen derivatif sejumlah (Rp34.901) dan (Rp97.600) masing-masing untuk tiga bulan yang berakhir pada tanggal 31 Maret 2011 dan 2010, dibebankan ke “Rugi Perubahan Nilai Wajar Derivatif - Bersih” yang disajikan sebagai bagian dari Penghasilan (Beban) Lain-lain pada laporan laba rugi komprehensif konsolidasi.

20.

ASET DAN LIABILITAS KEUANGAN

Perusahaan dan Anak Perusahaan memiliki berbagai aset keuangan seperti piutang usaha dan lain-lain, kas dan setara kas dan investasi jangka pendek, yang timbul secara langsung dari kegiatan usaha Perusahaan dan Anak Perusahaan. Liabilitas keuangan pokok Perusahaan dan Anak Perusahaan, selain derivatif, terdiri dari hutang jangka panjang dan hutang obligasi, biaya masih harus dibayar, hutang pengadaan, hutang usaha dan lain-lain. Tujuan utama dari liabilitas keuangan tersebut adalah untuk membiayai kegiatan usaha Perusahaan dan Anak Perusahaan. Perusahaan juga mengadakan transaksi derivatif, terutama swap valuta asing dan swap suku bunga dengan tujuan untuk mengelola risiko valuta asing dan suku bunga yang berasal dari hutang jangka panjang dan hutang obligasi Perusahaan dalam mata uang asing.

Tabel berikut menyajikan aset keuangan dan liabilitas keuangan Perusahaan dan Anak Perusahaan pada tanggal 31 Maret 2011 dan 31 Desember 2010:

31 Maret

31 Desember

2011

2010

Aset Keuangan

Kelompok diperdagangkan

Aset derivatif

43.556

69.334

Pinjaman yang diberikan dan piutang

Kas dan setara kas

2.656.415

2.075.270

Piutang - usaha dan lain-lain - bersih

1.801.374

1.558.457

Aset keuangan lancar lainnya

- bersih

49.629

53.119

Piutang pihak-pihak berelasi - bersih

8.493

8.421

Aset keuangan tidak lancar lainnya - bersih

78.272

77.675

Tersedia untuk dijual

Aset keuangan lancar lainnya - investasi jangka

pendek - bersih

-

-

Aset keuangan tidak lancar lainnya - investasi

jangka panjang lainnya - bersih

2.730

2.730

Jumlah Aset Keuangan

4.640.469

3.845.006

Liabilitas Keuangan

Kelompok diperdagangkan

Liabilitas derivatif

205.568

215.403

Liabilitas dicatat pada biaya perolehan diamortisasi

Hutang usaha

647.321

645.505

Hutang pengadaan

3.379.535

3.644.467

Biaya masih harus dibayar

1.304.217

1.710.885

Uang muka pelanggan

37.589

50.279

Hutang jangka panjang - bagian jangka pendek

3.174.147

3.184.147

Hutang obligasi - bagian jangka pendek

1.099.102

1.098.131

Liabilitas keuangan jangka pendek lainnya

21.212

23.127

Hutang pihak-pihak berelasi

21.928

22.099

Hutang jangka panjang - setelah dikurangi bagian jangka pendek

7.751.305

7.666.804

Hutang obligasi - setelah dikurangi bagian jangka pendek

11.930.708

12.114.104

Jumlah Liabilitas Keuangan

29.572.632

30.374.951

20.

ASET DAN LIABILITAS KEUANGAN (lanjutan)

Tabel berikut menyajikan nilai tercatat dan taksiran nilai wajar dari instrumen keuangan Perusahaan dan Anak Perusahaan yang dicatat di laporan posisi keuangan konsolidasi pada tanggal 31 Maret 2011 dan 31 Desember 2010:

	Nilai Tercatat		Nilai Wajar
	31 Maret 2011	31 December	31 Maret 2011	31 December
		2010		2010
Aset Keuangan Lancar
Kas dan setara kas	2.656.415	2.075.270	2.656.415	2.075.270
Piutang - bersih	1.801.374	1.558.457	1.801.374	1.558.457
Aset derivatif	43.556	69.334	43.556	69.334
Aset keuangan lancar lainnya - bersih	49.629	53.119	49.629	53.119
Jumlah aset keuangan lancar	4.550.974	3.756.180	4.550.974	3.756.180
Aset Keuangan Tidak Lancar
Piutang pihak-pihak berelasi - bersih	8.493	8.421	7.166	7.176
Aset keuangan tidak lancar lainnya - bersih	81.002	80.405	78.522	76.039
Jumlah aset keuangan tidak lancar	89.495	88.826	85.688	83.215
Jumlah Aset Keuangan	4.640.469	3.845.006	4.636.662	3.839.395

Liabilitias Keuangan Jangka Pendek
Hutang usaha	647.321	645.505	647.321	645.505
Hutang pengadaan	3.379.535	3.644.467	3.379.535	3.644.467
Biaya masih harus dibayar	1.304.217	1.710.885	1.304.217	1.710.885
Uang muka pelanggan	37.589	50.279	37.589	50.279
Liabilitas derivatif	205.568	215.403	205.568	215.403
Hutang jangka panjang - bagian jangka pendek	3.174.147	3.184.147	3.140.532	3.155.634
Hutang obligasi - bagian jangka pendek	1.099.102	1.098.131	1.115.024	1.110.737
Liabilitas keuangan jangka pendek lainnya	21.212	23.127	21.212	23.127
Jumlah liabilitas keuangan jangka pendek	9.868.691	10.571.944	9.850.998	10.556.037
Liabilitas Keuangan Jangka Panjang
Hutang pihak-pihak berelasi	21.928	22.099	18.503	18.833
Hutang jangka panjang - setelah dikurangi bagian jangka pendek	7.751.305	7.666.804	7.096.820	7.510.510
Hutang obligasi - setelah dikurangi bagian jangka pendek	11.930.708	12.114.104	12.923.384	13.228.171
Jumlah liabilitas keuangan jangka panjang	19.703.941	19.803.007	20.038.707	20.757.514
Jumlah Liabilitas Keuangan	29.572.632	30.374.951	29.889.705	31.313.551

Nilai wajar aset dan liabilitas keuangan disajikan dalam jumlah di mana instrumen tersebut dapat dipertukarkan dalam transaksi kini antara pihak-pihak yang berkeinginan (willing parties), bukanlah dalam penjualan akibat kesulitan keuangan atau likuidasi yang dipaksakan.

21.

KEWAJIBAN IMBALAN KERJA

Akun ini terdiri dari bagian jangka panjang dari kewajiban imbalan kerja sebagai berikut:

31 Maret

31 Desember

2011

2010

Jaminan kesehatan masa pensiun

643.316

639.271

Undang-undang ketenagakerjaan No. 13

193.504

187.944

Penghargaan

44.551

43.058

Akumulasi manfaat cuti

2.308

2.134

Jumlah

883.679

872.407

22.

MODAL SAHAM

Pemilikan saham Perusahaan pada tanggal 31 Maret 2011 dan 31 Desember 2010 adalah sebagai berikut:

Jumlah Saham

Persentase

Ditempatkan

Kepemilikan

         Pemegang Saham

dan Disetor Penuh

Jumlah

(%)

31 Maret 2011

Saham Seri A

Pemerintah

1

-

-

Saham Seri B

Qatar Telecom (Qtel Asia) Pte. Ltd.

3.532.056.600

353.206

65,00

Pemerintah

776.624.999

77.662

14,29

SKAGEN Funds (SKAGEN AS)

292.336.450

29.234

5,38

Direksi:

Fadzri Sentosa

10.000

1

0,00

Publik lainnya (persentase

pemilikan di bawah 5%)

832.905.450

83.290

15,33

Jumlah

5.433.933.500

543.393

100,00

31 Desember 2010

Saham Seri A

Pemerintah

1

-

-

Saham Seri B

Qatar Telecom (Qtel Asia) Pte. Ltd.

(sebelumnya ICLS)

3.532.056.600

353.206

65,00

Pemerintah

776.624.999

77.662

14,29

SKAGEN Funds (SKAGEN AS)

277.824.400

27.782

5,11

Direksi:

Fadzri Sentosa

10.000

1

0,00

Publik lainnya (persentase

pemilikan di bawah 5%)

847.417.500

84.742

15,60

Jumlah

5.433.933.500

543.393

100,00

Saham “Seri A” adalah saham khusus yang dimiliki oleh Pemerintah dan mempunyai hak suara khusus. Hak dan batasan yang berlaku pada saham “Seri B” juga berlaku bagi saham “Seri A”, kecuali bahwa Pemerintah tidak dapat mengalihkan saham “Seri A”, dan mempunyai hak veto sehubungan dengan (i) perubahan maksud dan tujuan Perusahaan; (ii) penambahan modal tanpa hak memesan terlebih dahulu; (iii) penggabungan, peleburan, pengambilalihan dan pemisahan; (iv) perubahan atas ketentuan-ketentuan yang mengatur hak-hak saham “Seri A” sebagaimana diatur dalam Anggaran Dasar; dan (v) pembubaran, kepailitan dan likuidasi Perusahaan. Saham “Seri A” juga memiliki hak untuk menunjuk satu orang direktur dan satu orang komisaris Perusahaan.

Pada tanggal 8 Januari 2009, Qtel melakukan pendaftaran pernyataan penawaran tender (tender offer statement) kepada United States Securities and Exchange Commission (“U.S. SEC”) dan BAPEPAM-LK untuk pembelian tambahan saham Perusahaan yang efektif pada tanggal 16 Januari 2009. Selanjutnya, seperti  yang dipersyaratkan oleh U.S. SEC, pada tanggal 20 Januari 2009, Perusahaan melakukan pendaftaran schedule 14D-9, Solicitation/Recommendation Statement, kepada U.S. SEC sebagai tanggapan atas penawaran tender yang dilakukan oleh Qtel di Amerika Serikat dan Indonesia melalui ICLS, anak perusahaan yang dimiliki secara tidak langsung oleh Qtel, untuk melakukan pembelian Saham Seri B (termasuk Saham Seri B yang dimiliki dalam bentuk ADS, yang masing-masing mewakili 50 Saham Seri B) yang mewakili kurang lebih 24,19% dari jumlah Saham Seri B Perusahaan yang diterbitkan dan beredar. Pada tanggal 4 Maret 2009, ICLS meningkatkan kepemilikannya pada Perusahaan dari 0,85% menjadi 25,04%.

22.

MODAL SAHAM (lanjutan)

Pada tanggal 29 Mei 2009, ICL menandatangani Perjanjian Jual Beli Saham (Share Purchase Agreement) untuk menjual 39,96% kepemilikannya di Perusahaan kepada ICLS. Proses penutupan dari penjualan tersebut dilakukan pada tanggal 4 Juni 2009; sebagai akibatnya, semenjak tanggal tersebut ICLS menjadi pemegang 3.532.056.600 saham seri B yang mewakili 65,00% kepemilikan di Perusahaan.

Pada tanggal 11 September 2009, ICLS berganti nama menjadi Qatar Telecom (Qtel Asia) Pte. Ltd.

23.

PENDAPATAN USAHA

Akun ini terdiri dari:

31 Maret

2011

2010

Selular

Pendapatan pemakaian

1.971.936

1.817.474

Jasa nilai tambah

1.747.135

1.718.187

Pendapatan interkoneksi

276.354

296.603

Sewa menara (Catatan 29e)

91.814

35.055

Pendapatan langganan bulanan

30.636

33.327

Penjualan telepon genggam Blackberry

1.550

11.879

Lain-lain

60.569

49.974

Potongan harga di muka dan Program Loyalitas Pelanggan

(215.606

)

(228.206

)

Bersih

3.964.388

3.734.293

MIDI

Internet Protocol Virtual Private Network (“IP VPN”)

157.830

146.953

Internet

97.460

140.386

World link dan direct link

74.282

91.392

Frame net

45.077

62.250

Sewa jaringan

44.241

57.028

Jasa aplikasi

41.860

36.979

Sewa satelit

24.300

35.969

Multiprotocol Label Switching (“MPLS”)

20.735

12.439

Digital data network

19.414

23.669

Lain-lain

65.800

34.095

Sub-jumlah

590.999

641.160

Telekomunikasi Tetap

Telepon Internasional

248.361

283.888

Telepon Jaringan Tetap Nirkabel

42.419

44.150

Telepon Jaringan Tetap

31.648

31.211

Sub-jumlah

322.428

359.249

Jumlah

4.877.815

4.734.702

23.

PENDAPATAN USAHA (lanjutan)

Pendapatan usaha dari pihak-pihak berelasi berjumlah Rp362.444 dan Rp404.392 masing-masing untuk tiga bulan berakhir pada tanggal-tanggal 31 Maret 2011 dan 2010. Jumlah ini merupakan 7,43% dan 8,54% dari jumlah pendapatan usaha, masing-masing untuk tiga bulan yang berakhir pada tanggal 31 Maret 2011 dan 2010 (Catatan 28).

Pendapatan usaha dari jasa interkoneksi disajikan secara kotor.

24.

BEBAN USAHA - JASA TELEKOMUNIKASI

Akun ini terdiri dari:

31 Maret

2011

2010

Interkoneksi

424.487

439.766

Biaya hak penggunaan frekuensi radio

423.553

391.787

Pemeliharaan

240.301

225.219

Listrik, gas dan air

180.522

185.260

Sewa

145.519

119.412

Sewa sirkit

85.119

95.708

Biaya layanan akses Blackberry

72.898

39.546

Harga pokok penjualan kartu SIM dan voucher pulsa isi ulang

63.733

46.779

USO

52.788

54.629

Biaya hak penyelenggaraan telekomunikasi

27.221

23.529

Pengiriman dan transportasi

18.941

21.047

Pemasangan

13.770

22.930

Lain-lain (masing-masing di bawah Rp20.000)

29.365

58.795

Jumlah

1.778.217

1.724.407

25.

BEBAN USAHA - KARYAWAN

Akun ini terdiri dari:

31 Maret

2011

2010

Gaji

128.108

115.460

Pesangon dari Skema Pemisahan Sukarela

(Voluntary Separation Scheme)*

116.375

-

Insentif dan tunjangan lainnya

78.085

91.528

Tunjangan pajak penghasilan karyawan

63.539

27.660

Bonus

63.476

57.718

Pengobatan

22.166

17.807

Tenaga kontrak

13.899

16.604

Jaminan kesehatan masa pensiun

7.734

24.110

Penyelesaian pemutusan hubungan kerja,

uang penghargaan masa kerja dan

ganti kerugian berdasarkan UU Ketenagakerjaan

No. 13 Tahun 2003

6.494

10.617

Beban pensiun

2.671

11.207

Lain-lain

9.408

9.335

Jumlah

511.955

382.046

*

Pada tanggal 20 Januari 2011, Dewan Direksi Perusahaan mengeluarkan Keputusan Direksi No. 003/Direksi/2011 mengenai Program Restrukturisasi Organisasi melalui penawaran program berdasarkan persetujuan kedua belah pihak antara Perusahaan dan karyawan-karyawan tertentu (Skema Pemisahan Sukarela / Voluntary Separation Scheme), yang efektif pada tanggal yang sama.

25.

BEBAN USAHA - KARYAWAN (lanjutan)

Beban karyawan yang dikapitalisasi ke aset dalam pembangunan dan pemasangan masing-masing sebesar Rp9.265 dan Rp9.702 untuk tiga bulan yang berakhir pada tanggal-tanggal 31 Maret 2011 dan 2010.

26.

BEBAN USAHA - UMUM DAN ADMINISTRASI

Akun ini terdiri dari:

31 Maret

2011

2010

Honorarium tenaga ahli

39.189

23.917

Sewa

28.895

32.868

Listrik, gas dan air

25.671

21.480

Transportasi

17.770

15.165

Cadangan penurunan nilai piutang (Catatan 5)

16.940

18.787

Asuransi

10.605

8.769

Administrasi kantor

8.470

9.461

Makan karyawan

6.738

4.504

Lain-lain (masing-masing dibawah Rp5.000)

22.259

29.309

Jumlah

176.537

164.260

27.

BEBAN LAIN-LAIN - BEBAN PENDANAAN

Akun ini terdiri dari:

31 Maret

2011

2010

Bunga pinjaman

439.421

525.628

Amortisasi beban emisi pinjaman dan hutang

obligasi, biaya solicitation dan diskon

(Catatan 17 dan 18)

20.569

21.662

Biaya bank

2.093

969

Jumlah

462.083

548.259

28.

TRANSAKSI DENGAN PIHAK-PIHAK BERELASI

Rincian akun dan transaksi signifikan dengan pihak-pihak berelasi adalah sebagai berikut:

Persentase terhadap Jumlah

                      Jumlah

Aset/Liabilitas (%)

31 Maret

31 Desember

31 Maret

31 Desember

2011

2010

2011

2010

Kas dan setara kas (Catatan 4)

Badan Usaha Milik Negara (“BUMN”)

1.856.854

1.615.651

3,53

3,06

Jumlah piutang dari pihak-pihak berelasi*

BUMN

223.000

269.291

0,42

0,50

Manajemen senior

960

1.362

0,00

0,01

Group Qtel

52

2.881

0,00

0,01

Lain-lain

5.958

5.679

0,02

0,01

Jumlah

229.970

279.213

0,44

0,53

Dikurangi cadangan penurunan nilai piutang

45.022

48.286

0,09

0,09

Bersih

184.948

230.927

0,35

0,44

Biaya dibayar di muka

Badan Pemerintahan

949.313

1.186.669

1,80

2,25

BUMN

9.807

11.683

0,02

0,02

Lain-lain

3.346

3.294

0,01

0,01

Jumlah

962.466

1.201.646

1,83

2,28

Sewa dibayar di muka jangka panjang

BUMN

23.798

24.672

0,05

0,05

Lain-lain

12.264

12.817

0,02

0,02

Jumlah

36.062

37.489

0,07

0,07

Uang muka jangka panjang

BUMN

3.630

3.705

0,01

0,01

Lain-lain

2.059

1.016

0,00

0,00

Jumlah

5.689

4.721

0,01

0,01

Pensiun dibayar di muka jangka panjang

BUMN

108.763

111.344

0,21

0,21

Aset lancar dan tidak lancar lainnya - keuangan

dan non- keuangan

BUMN

89.787

91.231

0,17

0,17

Badan Pemerintahan

87

87

0,00

0,00

Jumlah

89.874

91.318

0,17

0,17

Jumlah hutang kepada pihak-pihak berelasi**

BUMN

238.328

157.451

0,70

0,45

Badan Pemerintahan

79.354

293.590

0,23

0,85

Manajemen senior

43.222

33.553

0,13

0,10

Group Qtel

2.917

-

0,01

-

Lain-lain

56.116

68.974

0,17

0,20

Jumlah

419.937

553.568

1,24

1,60

Hutang jangka panjang (termasuk bagian jangka

pendek) (Catatan 17)

BUMN

1.297.508

1.297.045

3,83

3,75

*

terdiri dari piutang usaha dan piutang pihak-pihak berelasi

**

terdiri dari hutang usaha, hutang pihak-pihak berelasi, hutang pengadaan, dan biaya masih harus dibayar.

28.

TRANSAKSI DENGAN PIHAK-PIHAK BERELASI (lanjutan)

Persentase terhadap Jumlah

                      Jumlah

Aset/Liabilitas (%)

31 Maret

31 Desember

31 Maret

31 Desember

2011

2010

2011

2010

Liabilitas jangka pendek dan jangka panjang lainnya

BUMN

7.702

8.118

0,02

0,02

Badan Pemerintahan

1.261

3.895

0,00

0,01

Jumlah

8.963

12.013

0,02

0,03

Persentase terhadap Beban atau

                      Jumlah

Pendapatan yang bersangkutan (%)

31 Maret 2011

31 Maret 2010

31 Maret 2011

31 Maret 2010

Pendapatan Usaha

BUMN

346.666

396.081

7,11

8,37

Group Qtel

10.966

5.859

0,22

0,12

Badan Pemerintahan

4.660

2.452

0,10

0,05

Lain-lain

152

-

0,00

-

Jumlah

362.444

404.392

7,43

8,54

Beban Usaha

Badan Pemerintahan

503.562

469.945

11,96

11,78

BUMN

406.481

459.462

9,65

11,52

Manajemen senior

66.746

37.037

1,58

0,93

Group Qtel

15.376

1.482

0,37

0,04

Lain-lain

85.768

48.167

2,04

1,20

Jumlah

1.077.933

1.016.093

25,60

25,47

Penghasilan (beban) lain-lain - bersih

BUMN

(11.324

)

(37.988

)

(76,15

)

(11,67)

Lain-lain

293

(874

)

1,97

(0,27)

Jumlah

(11.031

)

(38.862

)

(74,18

)

(11,94)

Hubungan dan sifat saldo akun/transaksi dengan pihak-pihak berelasi adalah sebagai berikut:

Sifat Saldo Akun/

No.

Pihak-pihak Berelasi

Hubungan

Transaksi

 1.

Badan Pemerintahan

           Instansi Pemerintah

Biaya dibayar di muka, aset tidak

lancar lainnya, jumlah hutang

kepada pihak-pihak berelasi,

liabilitas jangka panjang lainnya,

pendapatan usaha - MIDI,

beban usaha - jasa

telekomunikasi

28.

TRANSAKSI DENGAN PIHAK-PIHAK BERELASI (lanjutan)

Sifat Saldo Akun/

No.

Pihak-pihak Berelasi

Hubungan

Transaksi

2.

Badan Usaha Milik Negara

Entitas

Kas dan setara kas, jumlah

(“BUMN”)

sepengendali

piutang dari pihak-pihak

berelasi, biaya dibayar di muka,

sewa dibayar di muka jangka

panjang, uang muka jangka

panjang, pensiun dibayar di

muka jangka panjang, aset

keuangan lancar dan tidak

lancar lainnya, jumlah hutang

kepada pihak-pihak berelasi,

hutang jangka panjang,

pendapatan usaha, dan

beban usaha

3.

     Group Qtel

Pemegang saham

Pendapatan usaha -

utama

telekomunikasi tetap dan

beban usaha - jasa

telekomunikasi

       4.

Manajemen senior

Karyawan kunci

Jumlah piutang dari pihak-pihak

berelasi, jumlah hutang

kepada pihak-pihak berelasi

dan beban usaha - karyawan

5.

Lain-lain

Dibawah pengaruh

Jumlah piutang dari pihak-pihak

                                                          signifikan yang sama

berelasi, biaya dibayar di muka,

sewa dibayar di muka jangka

panjang, uang muka jangka

panjang, jumlah hutang kepada

pihak-pihak berelasi,

pendapatan usaha - MIDI, dan

beban usaha

29.

IKATAN DAN PERJANJIAN SIGNIFIKAN

a.

Pada tanggal 31 Maret 2011, ikatan pengeluaran barang modal (termasuk “c” di bawah) yang merupakan perjanjian kontraktual yang belum terealisasi sehubungan dengan pengadaan dan instalasi aset tetap adalah sebesar AS$86.170 (Catatan 32b) dan Rp549.057.

a.

Pada tanggal 10 Februari 2011, Perusahaan menandatangani perjanjian fasilitas pinjaman revolving berjangka dengan BCA dengan jumlah maksimum Rp1.000.000 untuk membiayai pengeluaran barang modal Perusahaan dan/atau keperluan umum Perusahaan. Fasilitas ini akan tersedia dari tanggal 10 Februari 2011 sampai dengan 10 Februari 2014 dan penarikan pinjaman akan dikenakan tingkat bunga JIBOR berjangka 1 bulanan ditambah 1,4% per tahun.

Pada tanggal 31 Maret 2011, Perusahaan belum menggunakan fasilitas ini.

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

CATATAN ATAS LAPORAN KEUANGAN KONSOLIDASI RINGKAS INTERIM

Tiga Bulan Yang Berakhir Pada Tanggal-tanggal 31 Maret 2011 dan 2010 (tidak diaudit)

(Disajikan dalam jutaan rupiah, dan ribuan dolar A.S., kecuali data saham dan tarif)

29.

IKATAN DAN PERJANJIAN SIGNIFIKAN (lanjutan)

c.

Pada tanggal 10 Desember 2010, Perusahaan bersama PT Nokia Siemens Networks dan Nokia Siemens Networks OY (“Nokia”) setuju untuk menyatakan kembali dan mengubah perjanjian “The Procurement of Technology Upgrade for 2G and 3G Telecommunication Network in Kalimantan” yang ditandatangani pertama kali pada tanggal 30 Juni 2010. Berdasarkan perjanjian yang baru, Perusahaan setuju untuk menukar peralatan teknis selular tertentu yang berada di area Kalimantan dengan peralatan baru dari Nokia dengan jumlah AS$75.243 terdiri dari peralatan teknis selular dengan nilai buku AS$66.963 (dikurangi potongan harga sebesar AS$2.029) untuk 1.325 unit Base Transceiver Station (BTS) 2G, 24 unit Base Station Controller (BSC), 11 unit Transcoders, 66 unit peralatan Node B and 3 unit Radio Network Controller (RNC) dan membayar sebesar AS$6.251 ke Nokia untuk jasa pemasangan. Untuk tiga bulan yang berakhir pada tanggal 31 Maret 2011, nilai tercatat dari peralatan teknis selular yang diserahkan sejumlah Rp139.250 (Catatan 8) dan nilai tercatat terakumulasi dari peralatan tersebut sampai dengan tanggal 31 Maret 2011 adalah Rp297.535. Perusahaan juga melakukan perikatan dengan Nokia untuk pengadaan peralatan tambahan dari Nokia dengan jumlah AS$11.708 sampai dengan akhir tahun 2012.

d.

Pada tanggal 18 Agustus 2010, Perusahaan dan Telkom menandatangani sebuah nota kesepakatan tentang kerjasama pemanfaatan filing jaringan satelit pada slot orbit 150,5 derajat Bujur Timur. Kerjasama ini akan mencakup pengadaan, pengoperasian dan pemeliharaan satelit antara Perusahaan dan Telkom untuk memanfaatkan filing jaringan satelit pada slot orbit 150,5 derajat Bujur Timur setelah berakhirnya pengoperasian Satelit Palapa C-2 yang dimiliki oleh Perusahaan. Pengeluaran barang modal terkait kerjasama tersebut akan ditanggung secara pro rata antara Perusahaan dan Telkom.

Pada tanggal 31 Maret 2011, Perusahaan belum melakukan pengeluaran barang modal terkait dengan kerjasama tersebut.

e.

Pada tanggal 29 Januari, 15 April, 24 Mei, 3 Juni 2010 serta 4 dan 10 Februari 2011, Perusahaan setuju untuk menyewakan menara telekomunikasi dan sites miliknya masing-masing kepada                 PT Hutchison CP Telecommunication (“Hutchison”) selama jangka waktu 12 tahun, PT Natrindo Telepon Selular (“NTS”) selama jangka waktu 10 tahun, PT XL Axiata Tbk  (“XL Axiata”, sebelumnya PT Excelcomindo Pratama atau “Excelcom”) selama jangka waktu 10 tahun dan      PT Berca Global Access (“Berca”) selama jangka waktu 10 tahun, PT Dayamitra Telekomunikasi (“Mitratel”) selama jangka waktu 10 tahun dan PT First Media Tbk (“FM”) selama jangka waktu 5 tahun. Hutchison, NTS dan XL Axiata (secara tahunan), Berca dan Mitratel (secara tiga bulanan) dan FM (secara tengah-tahunan) diwajibkan membayar biaya sewa dan pemeliharaan di muka yang dicatat sebagai bagian dari pendapatan diterima di muka.

Perjanjian-perjanjian ini dapat dibatalkan sebelum berakhir dengan kondisi tertentu, seperti dinyatakan dalam perjanjian.

f.

Pada tanggal 15 April 2010, Lintasarta, anak perusahaan, menandatangani perjanjian dengan Menkominfo-Balai Telekomunikasi dan Informatika Pedesaan (Menkominfo-BTIP), dimana Lintasarta setuju untuk menyediakan Pusat Layanan Jasa Akses Internet Kecamatan (PLIK) untuk Paket Pekerjaan 7, 8 dan 9 yang meliputi provinsi-provinsi Bali, Nusa Tenggara Barat, Nusa Tenggara Timur, Kalimantan Barat, Kalimantan Selatan, Kalimantan Timur, Kalimantan Tengah, Maluku dan Papua. Pada tanggal 22 Desember 2010, perjanjian-perjanjian tersebut diamandemen untuk meningkatkan nilai kontrak. Perjanjian tersebut meliputi empat tahun yang dimulai dari tanggal 15 Oktober 2010 dengan jumlah nilai kontrak masing-masing sebesar Rp91.895, Rp143.668 dan Rp116.721 untuk Paket Pekerjaan 7, 8 dan 9. Sesuai dengan perjanjian, Lintasarta menempatkan deposito berjangka sejumlah Rp18.200 sebagai jaminan pelaksanaan untuk periode kontrak empat tahun yang diklasifikasikan sebagai bagian dari aset keuangan tidak lancar lainnya.

29.

PERJANJIAN DAN IKATAN SIGNIFIKAN (lanjutan)

Pada tanggal 12 Desember 2010, Lintasarta menandatangani perjanjian dengan Menkominfo-BTIP untuk menyediakan Pusat Layanan Jasa Akses Internet Kecamatan Bergerak (PLIKB) untuk Paket Pekerjaan 2, 3, 11, 15, 16 dan 18 yang meliputi provinsi-provinsi Sumatera Utara, Sumatera Barat, Nusa Tenggara Timur, Kalimantan Barat, Kalimantan Selatan dan Kalimantan Timur. Perjanjian tersebut meliputi empat tahun yang dimulai dari tanggal 22 Juni 2011 dengan jumlah nilai kontrak masing-masing sebesar Rp79.533, Rp92.003, Rp71.879, Rp84.583, Rp69.830 dan Rp60.149 untuk Paket Pekerjaan 2, 3, 11, 15, 16 dan 18.

Pada tanggal 31 Maret 2011, Lintasarta memiliki saldo uang muka dari Menkominfo-BTIP terkait dengan perjanjian-perjanjian tersebut sebesar Rp104.774 dan Rp60.370 yang masing-masing diklasifikasikan sebagai bagian dari pendapatan diterima di muka untuk bagian jangka pendek dan kewajiban tidak lancar lainnya untuk bagian jangka panjang.

Pada tanggal 6 Mei 2010, Lintasarta menandatangani perjanjian dengan PT Wira Eka Bhakti (WEB), untuk pengadaan peralatan dan infrastruktur yang dibutuhkan untuk pembangunan PLIK, sesuai kesepakatan dengan Menkominfo-BTIP diatas, dengan nilai kontrak sejumlah Rp189.704. Pada tanggal 20 Oktober  2010, perjanjian tersebut diamandemen untuk meningkatkan nilai kontrak menjadi Rp203.776. Pada tanggal 31 Maret 2011, Lintasarta memiliki saldo uang muka kepada WEB sebesar Rp28.772 dan Rp1.026 yang masing-masing diklasifikasikan sebagai uang muka untuk bagian jangka pendek dan uang muka jangka panjang untuk bagian jangka panjang.

g.

Pada tanggal 25 Mei 2007, Perusahaan dan enam operator telekomunikasi lainnya menandatangani sebuah nota kesepakatan tentang pembangunan jaringan serat optik nasional Palapa Ring untuk bagian timur Indonesia (“Tahap I Proyek Palapa Ring”) dimana Perusahaan akan menanggung sebesar 10% dari jumlah nilai proyek sebesar Rp3.000.000. Sebagai tambahan, para pihak juga sepakat untuk menanggung biaya persiapan dan implementasi (“biaya persiapan”) dari Tahap I Proyek Palapa Ring secara sama rata sampai dengan jumlah sebesar Rp2.000. Jika biaya persiapan melebihi Rp2.000, maka akan dilakukan pembahasan lebih lanjut oleh para pihak. Namun, salah satu operator telekomunikasi tersebut kemudian memutuskan untuk mundur dari proyek ini.

Pada tanggal 10 November 2007, Perusahaan dan lima operator telekomunikasi lainnya (termasuk Telkom, pihak yang mempunyai hubungan istimewa) menandatangani perjanjian konsorsium untuk pembangunan dan pemeliharaan Palapa Ring dimana Perusahaan setuju untuk menanggung 13,36% dari total biaya proyek sebesar AS$225.037. Perjanjian ini menggantikan nota kesepakatan sebelumnya.

Selanjutnya, tiga dari operator telekomunikasi lainnya juga tidak lagi bergabung dalam proyek ini. Akibatnya, pada tanggal 31 Desember 2010, operator-operator telekomunikasi yang masih berkomitmen pada proyek ini adalah Perusahaan, Telkom dan Bakrie Telecom. Oleh karena itu, ikatan atas proyek ini sedang dievaluasi untuk mengakomodasi perubahan jumlah operator telekomunikasi yang berpartisipasi.

Pada tanggal 31 Maret 2011, Perusahaan telah membayar sejumlah AS$1.503 yang dicatat sebagai bagian dari aset keuangan tidak lancar lainnya.

h.

Perusahaan dan IMM mempunyai ikatan untuk membayar biaya frekuensi radio tahunan sepanjang periode izin 3G dan BWA, selama Perusahaan dan IMM memegang izin 3G dan BWA (Catatan 1a). Jumlah  pembayaran  setiap  tahun  adalah  berdasarkan  skema   pembayaran  yang telah ditetapkan dalam Peraturan Menkominfo No. 7/PER/M.KOMINFO/2/2006,      No. 268/KEP/M.KOMINFO/9/2009 dan No. 237/KEP/M.KOMINFO/7/2009 masing-masing pada tanggal 8 Februari 2006, 1 September 2009 dan 27 Juli 2009.

29.

PERJANJIAN DAN IKATAN SIGNIFIKAN (lanjutan)

i.

Pada tanggal 20 Juli 2005, Perusahaan memperoleh fasilitas dari HSBC untuk mendanai kebutuhan modal kerja jangka pendek Perusahaan. Fasilitas tersebut diamandemen pada tanggal 14 Mei 2007 untuk memperpanjang tanggal jatuh tempo menjadi tanggal 28 Februari 2008. Pada tanggal 4 Desember 2009, fasilitas ini diamandemen kembali untuk memperpanjang tanggal jatuh tempo menjadi tanggal 30 April 2010. Selanjutnya, pada tanggal 17 Juni 2010, fasilitas ini diperpanjang kembali sampai dengan tanggal 30 April 2011. Fasilitas ini terdiri dari:

•

Fasilitas Overdraft sebesar AS$2.000 (termasuk fasilitas overdraft dalam mata uang rupiah sebesar Rp17.000). Bunga dikenakan berdasarkan saldo harian sebesar 3,75% per tahun dan 6% per tahun di bawah suku bunga pinjaman terbaik HSBC (HSBC Best Lending Rate) masing-masing untuk pinjaman dalam mata uang rupiah dan dolar A.S.

•

Fasilitas pinjaman revolving sebesar AS$30.000 (termasuk pinjaman revolving dalam mata uang rupiah sebesar Rp255.000). Pinjaman ini jatuh tempo dengan jangka waktu maksimum 180 hari dan dapat ditarik dalam beberapa tranche dengan nilai minimum sebesar AS$500 dan Rp500, masing-masing untuk pinjaman dalam mata uang dolar A.S. dan rupiah. Bunga dikenakan berdasarkan saldo harian sebesar 3% per tahun diatas suku bunga pinjaman HSBC (HSBC Cost of Fund Rate) masing-masing untuk pinjaman dalam mata uang rupiah atau dolar A.S.

Pada tanggal 31 Maret 2011, Perusahaan belum menggunakan fasilitas ini.

j.

Pada tahun 1994, Perusahaan ditunjuk sebagai Administrator Keuangan [Financial Administrator (“FA”)] oleh sebuah konsorsium yang didirikan untuk membangun dan menjual/menyewakan kabel laut Asia Pacific Cable Network (“APCN”) untuk negara-negara di kawasan Asia Pasifik. Sebagai FA, Perusahaan mengumpulkan dan mendistribusikan dana hasil penjualan Indefeasible Right of Use (“IRU”), Defined Underwritten Capacity (“DUC”) dan Occassional Commercial Use (“OCU”) APCN.

Dana penjualan IRU, DUC dan OCU serta dana yang diterima untuk meng-upgrade kabel APCN bukan merupakan milik Perusahaan dan oleh karena itu, tidak dicatat dalam pembukuan Perusahaan. Namun, Perusahaan mengelola dana ini dalam rekening terpisah.

Pada tanggal 31 Maret 2011, saldo dana (termasuk perolehan bunga) yang dalam pengelolaan Perusahaan berjumlah AS$6.159. Selain dana dari penjualan IRU, DUC dan OCU, anggota konsorsium juga akan menerima bagian mereka atas bunga yang diperoleh atas penempatan dana tersebut.

k.

Perjanjian lain yang dibuat bersama Telkom adalah sebagai berikut:

•

Pada tahun 1994, Satelindo mengadakan perjanjian penyerahan penggunaan sebidang tanah hak pengelolaan (“Land Transfer Agreement”) dengan Telkom untuk penyerahan penggunaan lahan tanah seluas 134.925 meter persegi yang berlokasi di Daan Mogot, Jakarta Barat, dimana terletak stasiun pengendali bumi (earth control station) milik Satelindo. Berdasarkan perjanjian tersebut, Satelindo berhak menggunakan lahan tanah untuk jangka waktu 30 tahun terhitung sejak tanggal perjanjian, dengan harga setara AS$40.000 dikurangi Rp43.220. Jangka waktu perjanjian tersebut dapat diperpanjang berdasarkan perjanjian kedua belah pihak.

Perjanjian ini selanjutnya digantikan oleh perjanjian sewa tanah tanggal 6 Desember 2001, dengan syarat yang sama seperti perjanjian land transfer agreement.

•

Pada tahun 1999, Lintasarta mengadakan perjanjian dengan Telkom, dimana Telkom menyewakan transponder kepada Lintasarta. Perjanjian ini telah mengalami beberapa amandemen, terakhir berdasarkan amandemen kesembilan tanggal 24 Mei 2010. Sewa transponder yang dibebankan pada usaha sebesar Rp6.119 dan Rp8.578 masing-masing pada tahun 2011 dan 2010 yang disajikan sebagai bagian dari “Beban Usaha - Beban Jasa Telekomunikasi” dalam laporan laba rugi komprehensif konsolidasi.

30.

KEBIJAKAN DAN TUJUAN MANAJEMEN RISIKO KEUANGAN

A.

MANAJEMEN RISIKO

Risiko utama yang timbul dari instrumen keuangan Perusahaan dan Anak Perusahaan adalah risiko suku bunga, risiko nilai tukar mata uang asing, risiko ekuitas, risiko kredit dan risiko likuiditas. Kepentingan untuk mengelola risiko-risiko tersebut telah meningkat secara signifikan dengan mempertimbangkan perubahan dan volatilitas pasar keuangan baik di Indonesia maupun internasional.

Terkait risiko nilai tukar mata uang asing, berikut ini adalah aset dan liabilitas konsolidasi Perusahaan dan Anak Perusahaan dalam mata uang dolar A.S. pada tanggal 31 Maret 2011:

2011

Dolar A.S.

Rupiah *

Aset:

Kas dan setara kas

113.520

988.649

Piutang

Usaha

134.095

1.167.832

Lain-lain

67

583

Aset derivatif

5.001

43.556

Aset keuangan lancar lainnya

1.581

13.765

Piutang pihak-pihak berelasi

51

444

Aset keuangan tidak lancar lainnya

1.554

13.532

Jumlah asset

255.869

2.228.361

Liabilitas:

Hutang usaha

31.550

274.765

Hutang pengadaan

225.547

1.964.292

Biaya masih harus dibayar

21.267

185.209

Uang muka pelanggan

1.469

12.793

Liabilitas derivatif

23.604

205.568

Liabilitas keuangan jangka pendek lainnya

27

235

Liabilitas jangka pendek lainnya

6.189

53.895

Hutang jangka panjang (termasuk bagian

jangka pendek)

924.407

8.050.663

Hutang obligasi (termasuk bagian jangka

pendek)

650.000

5.660.850

Liabilitas jangka panjang lainnya

8.730

76.032

Jumlah liabilitas

1.892.790

16.484.302

Posisi liabilitas bersih

1.636.921

14.255.941

*

Nilai tukar  yang digunakan untuk menjabarkan dolar A.S. ke rupiah adalah sebesar Rp8.709 per AS$1 (dalam jumlah penuh) yang dikeluarkan oleh Bank Sentral Indonesia pada tanggal 31 Maret 2011.

30.

KEBIJAKAN DAN TUJUAN MANAJEMEN RISIKO KEUANGAN (lanjutan)

B.

MANAJEMEN MODAL

Perusahaan dan Anak Perusahaan bertujuan untuk mencapai struktur modal yang optimal dalam memenuhi tujuan bisnis, termasuk mempertahankan rasio modal yang sehat dan peringkat kredit yang kuat, serta memaksimalkan nilai pemegang saham.

Beberapa instrumen hutang Perusahaan berisi ketentuan yang mensyaratkan rasio leverage maksimum. Selain itu, peringkat kredit Perusahaan dari lembaga pemeringkat kredit internasional didasarkan pada kemampuan Perusahaan untuk tetap berada dalam rasio leverage tertentu. Perusahaan telah memenuhi semua ketentuan modal yang disyaratkan oleh pihak luar.

C.

JAMINAN

Hutang jangka panjang Lintasarta, anak perusahaan, yang diperoleh dari CIMB Niaga, dijamin dengan seluruh peralatan yang dibeli oleh Lintasarta dari hasil fasilitas kredit tersebut. Tidak terdapat persyaratan dan kondisi signifikan lainnya terkait dengan penggunaan jaminan.

Perusahaan sendiri tidak memiliki jaminan pada tanggal 31 Maret 2011.

31.

INFORMASI SEGMEN

Perusahaan dan Anak Perusahaan mengelompokkan dan mengevaluasi usahanya dalam tiga segmen dilaporkan: selular, telekomunikasi tetap dan MIDI. Segmen usaha diatur secara terpisah karena masing-masing menawarkan jasa/produk yang berbeda dan melayani pasar yang berbeda pula. Perusahaan dan Anak Perusahaan hanya beroperasi dalam satu wilayah geografis, oleh karena itu informasi segmen geografis tidak disajikan.

Hasil segmen dan aset segmen termasuk pos-pos yang dapat diatribusikan secara langsung maupun yang dialokasikan dengan dasar yang memadai. Pengeluaran untuk aset segmen adalah jumlah pengeluaran selama periode berjalan untuk memperoleh aset segmen yang penggunaannya diharapkan lebih dari satu tahun.

Informasi konsolidasi menurut segmen industri adalah sebagai berikut:

Segmen Utama

Telekomunikasi

Jumlah

Selular

Tetap

MIDISegmen

Tiga bulan yang berakhir pada tanggal 31 Maret 2011

Pendapatan usaha

Pendapatan dari pelanggan eksternal

3.964.388

322.428

590.999

4.877.815

Pendapatan antar segmen

-

-

151.837

151.837

Jumlah pendapatan usaha

 3.964.388

      322.428

           742.836

5.029.652

Eliminasi pendapatan antar segmen

(151.837

)

Pendapatan usaha - bersih

4.877.815

Penghasilan

Laba usaha

672.421

(89.516)

83.931

666.836

Laba kurs - bersih

459.257

Pendapatan bunga

21.830

Beban pendanaan

(462.083)

Beban pajak penghasilan

(183.471)

Rugi perubahan nilai wajar derivatif - bersih

        (34.901)

Lain-lain - bersih

1.026

Laba periode berjalan

468.494

Penyusutan dan amortisasi

1.281.996

74.925

199.9751.566.896

31.

INFORMASI SEGMEN

Segmen Utama

Telekomunikasi

Jumlah

Selular

Tetap

MIDISegmen

Tanggal 31 Maret 2011

Informasi Lainnya

Aset segmen

45.131.641

1.996.619

8.552.228

55.680.488

Aset yang tidak dapat dialokasikan

4.508.658

Eliminasi aset antar segmen

(7.646.084

)

Aset - bersih

52.543.062

Liabilitas segmen

26.577.813

624.650

3.072.935

30.275.398

Liabilitas yang tidak dapat dialokasikan

9.556.554

Eliminasi liabilitas antar segmen

(5.997.974)

Liabilitas - bersih

33.833.978

Pengeluaran barang modal

699.209

32.711

127.895

859.815

Tiga bulan yang berakhir pada tanggal 31 Maret 2010

Pendapatan usaha

Pendapatan dari pelanggan eksternal

3.734.293

359.249

641.160

4.734.702

Pendapatan antar segmen

-

-

117.615117.615

Jumlah pendapatan usaha

 3.734.293

      359.249

758.775

4.852.317

Eliminasi pendapatan antar segmen

(117.615)

Pendapatan usaha - bersih

4.734.702

Penghasilan

Laba usaha

669.532

(37.979)

114.468746.021

Laba kurs - bersih

359.125

Pendapatan bunga

33.874

Beban pendanaan

(548.259)

Beban pajak penghasilan

(127.756)

Rugi perubahan nilai wajar derivatif - bersih

        (97.600)

Amortisasi goodwill

(56.627)

Lain-lain - bersih

(16.061)

Laba periode berjalan

292.717

Penyusutan dan amortisasi

1.201.303

76.416

203.8201.481.539

Tanggal 31 Desember 2010

Informasi Lainnya

Aset segmen

45.875.021

2.020.957

8.459.948

56.355.926

Aset yang tidak dapat dialokasikan

4.264.808

Eliminasi aset antar segmen

(7.802.547

)

Aset - bersih

52.818.187

Liabilitas segmen

27.195.689

630.442

3.250.61531.076.746

Liabilitas yang tidak dapat dialokasikan

9.724.480

Eliminasi liabilitas antar segmen

(6.219.525)

Liabilitas - bersih

34.581.701

Pengeluaran barang modal

4.455.608

210.770

848.6115.514.989

PT INDOSAT Tbk DAN ANAK PERUSAHAAN

CATATAN ATAS LAPORAN KEUANGAN KONSOLIDASI RINGKAS INTERIM

Tiga Bulan Yang Berakhir Pada Tanggal-tanggal 31 Maret 2011 dan 2010 (tidak diaudit)

(Disajikan dalam jutaan rupiah, dan ribuan dolar A.S., kecuali data saham dan tarif)

32.

PERISTIWA SETELAH TANGGAL NERACA

a.

Pada tanggal 11 April 2011, Perusahaan menerima Surat Keputusan dari DJP No.278 - 284/WJP.19/BD.05/2011 berisi penolakan surat keberatan Perusahaan tanggal 12 Oktober 2010 sehubungan Surat Tagihan Pajak (“STP”) atas kekurangan pembayaran pajak penghasilan     pasal 26 untuk tahun pajak 2008 dan 2009 sebesar Rp80.018 (termasuk bunga).

b.

Pada tanggal 26 April  2011, kurs yang berlaku adalah Rp8.656 untuk AS$1 (dalam jumlah penuh), sementara pada tanggal 31 Maret 2011, kurs yang berlaku adalah Rp8.709 untuk AS$1 (dalam jumlah penuh). Apabila menggunakan kurs yang berlaku pada tanggal 26 April 2011, Perusahaan dan Anak Perusahaan memperoleh laba kurs sekitar Rp86.757 (tidak termasuk dampak penilaian kembali kontrak derivatif pada tanggal 26 April 2011) atas liabilitas dalam mata uang asing, setelah dikurangi aset dalam mata uang asing, pada tanggal 31 Maret 2011 (Catatan 30).

Penjabaran liabilitas dalam mata uang asing, setelah dikurangi aset dalam mata uang asing, tidak dapat ditafsirkan bahwa liabilitas dan aset dalam mata uang asing ini telah, telah dapat, atau akan dapat dikonversikan ke rupiah di masa depan dengan kurs Rupiah pada dolar A.S. pada tanggal 31 Maret 2011 atau kurs lainnya.

Ikatan untuk pengeluaran barang modal dalam mata uang asing pada tanggal 31 Maret 2011 seperti yang diungkapkan dalam Catatan 29a akan menjadi sekitar Rp745.890 jika dijabarkan dengan kurs pada tanggal 26 April 2011.

33.

REKLASIFIKASI AKUN

Berikut adalah akun-akun pada laporan keuangan konsolidasi tahun 2010 yang direklasifikasi untuk memungkinkan daya banding akun-akun tersebut pada laporan keuangan konsolidasi tahun 2011:

Dilaporkan sebelumnya	Diklasifikasikan kembali	Jumlah	Alasan

Investasi jangka pendek - bersih	Aset keuangan lancar lainnya - bersih	-	Reklasifikasi untuk menyesuaikan dengan penyajian di tahun 2011
Investasi pada perusahaan asosiasi - bersih	Aset tidak lancar lainnya - bersih	-	Reklasifikasi untuk menyesuaikan dengan penyajian di tahun 2011
Investasi jangka panjang lainnya - bersih	Aset keuangan tidak lancar lainnya - bersih	2.730	Reklasifikasi untuk menyesuaikan dengan penyajian di tahun 2011
Pendapatan usaha - telekomunikasi tetap	Pendapatan usaha - selular	37.923	Reklasifikasi untuk menyesuaikan dengan penyajian di tahun 2011

10